SOUTHCOAST
COMMUNITY BANK






11006569


RECEIVED
APR 25 2011
WASH, D.C.
200
SECTION

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

2010

ANNUAL REPORT

Southcoast Financial Corporation

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made in this report are "forward-looking statements." Forward-looking statements include, but are not limited to, statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "seek," "estimate," "continue," "plan," "point to," "project," "predict," "could," "intend," "target," "potential," and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

- future economic and business conditions;
- lack of sustained growth in the economies of the Company's market areas;
- government monetary and fiscal policies;
- the effects of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer and/or the Internet;
- credit risks;
- higher than anticipated levels of default on loans;
- perceptions by depositors about the safety of their deposits;
- the failure of assumptions underlying the establishment of the allowance for loan losses and other estimates, including the value of collateral securing loans;
- the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations as part of these endeavors and the failure to achieve expected gains, revenue growth and/or expense savings from such endeavors;
- changes in laws and regulations, including tax, banking and securities laws and regulations and deposit insurance assessments;
- changes in accounting policies, rules and practices;
- changes in technology or products may be more difficult or costly, or less effective, than anticipated;
- the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions and economic confidence;
- our ability to weather the current economic downturn;
- loss of consumer or investor confidence; and
- other factors and information described in this report and in any of the reports that we file with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The Company has no obligation, and does not undertake, to update, revise or correct any of the forward-looking statements after the date of this report. The Company has expressed its expectations, beliefs and projections in good faith and we believe they have a reasonable basis. However, we cannot assure you that our expectations, beliefs or projections will result or be achieved or accomplished.

The Business of Southcoast Financial Corporation

Southcoast Financial Corporation (the "Company") is a South Carolina corporation organized in 1999 under the laws of South Carolina for the purpose of being a holding company for Southcoast Community Bank (the "Bank"). On April 29, 1999, pursuant to a Plan of Exchange approved by the shareholders, all of the outstanding shares of capital stock of the Bank were exchanged for shares of common stock of the Company and the Company became the owner of all of the outstanding capital stock of the Bank. The Company presently engages in no significant business other than that of owning the Bank and has no employees.

The Bank is a South Carolina state bank incorporated in June, 1998, which commenced operations as a commercial bank in July, 1998. The Bank operates from its offices in Mt. Pleasant, Charleston, Moncks Corner, Johns Island, Summerville, Goose Creek and North Charleston, South Carolina. The main office is located at 530 Johnnie Dodds Boulevard, in Mt. Pleasant; other Mt. Pleasant offices are located at 602 Coleman Boulevard and 3305 South Morgan's Point Road; the Charleston offices are located at 802 Savannah Highway and 1654 Sam Rittenberg Boulevard; the Moncks Corner office is located at 337 East Main Street; the Johns Island office is located at 2753 Maybank Highway; the Summerville office is located at 302 N. Main St.; the Goose Creek office is located at 597 Old Mount Holly Road; and the North Charleston office is located at 8420 Dorchester Road.

The Bank offers a full array of commercial banking services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. Most of the Bank's deposits are attracted from individuals and small businesses. The Bank does not offer trust services.

The Bank offers secured and unsecured, short-to-intermediate term loans, with floating and fixed interest rates for commercial, consumer and residential purposes. Consumer loans include, among others: car loans, home equity improvement loans (secured by first and second mortgages), personal expenditure loans, education loans, overdraft lines of credit, and the like. The Bank makes commercial loans to small and middle market businesses. Commercial loans may be unsecured if they are of short duration and made to a customer with demonstrated ability to pay, but most often they are secured. Collateral for commercial loans may be listed securities, equipment, inventory, accounts receivable or other business assets but will usually be local real estate. The Bank usually makes commercial loans to businesses to provide working capital, expand physical assets or acquire assets. Commercial loans will typically not exceed a 20-year maturity and will usually have regular amortization payments. Commercial loans to most business entities require guarantees by their principals. The Bank also makes loans guaranteed by the U.S. Small Business Administration.

The Bank makes loans secured by real estate mortgages that are usually for the acquisition, improvement or construction and development of residential and other properties. Residential real estate loans consist primarily of first and second mortgage loans on single family homes, with some mortgage loans on multifamily homes. Loan-to-value ratios for these loans are generally limited to 80%. Non-farm, non-residential loans are secured by business and commercial properties usually acquired using the loan proceeds. Loan-to-value ratios on these loans are also generally limited to 80%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

Real estate construction loans typically consist of financing for the construction of 1-4 family dwellings and some non-farm, non-residential real estate. Usually, loan-to-value ratios for these loans are limited to 80% and permanent financing commitments are required prior to the advancement of loan proceeds.

Management believes that the loan portfolio is adequately diversified. Management is not aware of any significant concentrations of loans made to any particular individuals, industries or groups of related individuals or industries, except for residential mortgage loans, commercial real estate loans, and construction and land development loans. The loan portfolio consists primarily of mortgage loans and extensions of credit to businesses and individuals in the Bank's service areas within Charleston, Dorchester and Berkeley Counties of South Carolina. The economy of these areas is diversified and does not depend on any single industry or group of related industries. Approximately 90% of loans are secured by real estate located in those three counties or other coastal areas of South Carolina. The Bank does not make any foreign loans.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices with respect to these types of products and practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan's being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

Other services the Bank offers include residential mortgage loan origination services, safe deposit boxes, business courier service, night depository service, telephone banking, MasterCard brand credit cards, tax deposits, and 24-hour automated teller machines.

At March 1, 2011, the Bank employed 98 persons full-time. The Company has no employees. Management of the Bank believes that its employee relations are excellent.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Management's Discussion and Analysis

The following discussion is intended to assist you in understanding the financial condition and results of operations of Southcoast Financial Corporation and subsidiaries and should be read in conjunction with the consolidated financial statements and related notes included in this report. Many of the amounts and percentages in this section have been rounded for convenience of presentation, but actual recorded amounts have been used in computations. Accordingly, some information may appear not to compute accurately.

Overview

Our average earning assets decreased by $23.5 million in 2010 after having decreased by $21.4 million in 2009. The 2010 decrease was due to a $49.6 million decrease in average loans during 2010, partially offset by a combined $26.1 million increase in average investments, interest bearing cash, and federal funds sold. The decrease in average loans was primarily the result of a slower lending environment brought about by the continued weakened economic environment in the Bank's lending area. Much of this decrease in average loans during 2010 was the product of a $47.6 million decrease in total loans during 2009. Since much of the decrease in 2009 occurred during the latter portion of 2009, its effects were reflected more strongly in the 2010 average balances. Also contributing to the decrease in average loans were increases of $7.3 million and $3.0 million in average nonaccrual loans (which are not included in average loans) and average other real estate owned, respectively.

The 2009 average earning asset decrease was due to a $21.4 million decrease in average loans. This decrease was largely the result of increases of $9.7 million and $4.7 million in average nonaccrual loans and average other real estate owned, respectively. Additionally, the Company's average purchased loans declined by $7.2 million during 2009, as the Company continued to focus its efforts on core retail loan production. On an overall basis, average earning assets decreased by 5.29% and 4.61% during 2010 and 2009, respectively.

Losses incurred in 2009, and our stock buyback in 2008, led to decreases in average shareholders' equity of 9.43% and 14.57% in 2010 and 2009, respectively. These decreases in average shareholders' equity, coupled with increases in average nonaccrual loans, contributed to lower net interest margins each year. Total net interest income decreased by 7.01% and 14.46% for 2010 and 2009, respectively. Loan loss provisions decreased by $10.7 million during 2010, after an increase of $10.2 million in 2009.

Noninterest income increased by $560,000, or 14.82%, in 2010, after having increased by $1.2 million, or 46.63%, in 2009. In 2010, the increase in noninterest income was primarily the result of a $920,000 increase in gains on the sale of investment securities, partially offset by a $308,000 decrease in Company owned life insurance earnings, which was primarily the result of the redemption of $8.1 million in Company owned life insurance policies in January 2010.

In 2009, the increase in noninterest income was largely due to a $650,000 increase in gains on the sale of investment securities, and the absence of a $3.0 million other than temporary impairment charge on Government Sponsored Enterprises (GSE) preferred stock that was taken in 2008. These increases were partially offset by a $2.3 million decrease in gains on the sale of property and equipment, and a decrease of $85,000 in Company owned life insurance earnings, which was primarily the result of the redemption of $2.8 million in Company owned life insurance policies during the fourth quarter of 2008.

Noninterest expenses decreased by 18.84% in 2010 after a 16.58% increase in 2009. In 2010, decreases were primarily due to aggregate gains on sales of other real estate owned of $663,000, compared to aggregate losses on sales of other real estate owned of $372,000 in 2009. Additionally, impairment provisions for other real estate owned decreased by $872,000 during 2010. Finally, salaries and employee benefits decreased by $705,000 during 2010, as the Company replaced several positions internally instead of hiring new replacements for employees who left the Company. In 2009, increases were primarily due to a $1.1 million impairment provision for other real estate owned, as well as a $706,000 increase in insurance expense, primarily the result of increased FDIC insurance assessments and premiums.

Management's Discussion and Analysis

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant policies are described in the notes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management in these critical accounting policies are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe accounting policies related to investment securities, the allowance for loan losses, other real estate owned, and income taxes require the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the discussion under the captions "Investment Portfolio," "Allowance for Loan Losses," "Real Estate Owned" and "Income Taxes" below and to Note 1 to our consolidated financial statements for a detailed description of our estimation process and methodology related to these items.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Management's Discussion and Analysis

Comparison of Years Ended December 31, 2010, 2009 and 2008

Results of Operations

General

We had net income for the year ended December 31, 2010 of $69,000, or $0.01 per basic share, compared to a net loss for the year ended December 31, 2009 of $8.9 million, or $1.97 per basic share. We had net interest income of $12.0 million for 2010, as compared to $12.9 million for 2009. We also had noninterest income (principally earnings on Company Owned Life Insurance, service charges, gains on sale of assets, and fees and commissions) of $4.3 million in 2010 and $3.8 million in 2009. We provided $3.8 million and $14.5 million to our allowance for loan losses in 2010 and 2009, respectively, and had noninterest expenses (principally salaries and benefits, occupancy, furniture and equipment, professional fees, and insurance) of $12.7 million in 2010 and $15.6 million in 2009.

We had a net loss for the year ended December 31, 2009 of $8.9 million, or $1.97 per basic share, compared to net income for the year ended December 31, 2008 of $217,000, or $0.05 per basic share. We had net interest income of $12.9 million for 2009 as compared to $15.1 million for 2008. We also had noninterest income (principally earnings on Company Owned Life Insurance, service charges, gains on sale of assets, and fees and commissions) of $3.8 million in 2009 and $2.6 million in 2008. We provided $14.5 million and $4.3 million to our allowance for loan losses in 2009 and 2008, respectively, and had noninterest expenses (principally salaries and benefits, occupancy, equipment, professional fees, and insurance) of $15.6 million in 2009 and $13.4 million in 2008.

Net Interest Income

During the year ended December 31, 2010, net interest income was $12.0 million, as compared to $12.9 million for the year ended December 31, 2009. This decrease was attributable to changes in the rate and volume of average earning assets and average interest bearing liabilities. Average interest earning assets decreased to $420.0 million in 2010 from $443.5 million in 2009. The decrease in volume was primarily attributable to a $49.6 million decrease in average loans, partially offset by a combined $26.1 million increase in average investments, interest bearing cash, and federal funds sold. The average yield on interest earning assets decreased from 5.66% to 5.16% from 2009 to 2010, while the average cost of interest bearing liabilities decreased from 2.76% to 2.26%. The net yield on average interest earning assets decreased from 2.99% in 2009 to 2.91% in 2010. The decrease in net yield on average interest earning assets was primarily due to decreases in average balances and yields on average loans, the largest individual component of interest earning assets. Average loans decreased by $49.6 million during 2010, and the yield on these loans decreased by 0.14% due to falling interest rates.

During the year ended December 31, 2009, net interest income was $12.9 million, as compared to $15.1 million for the year ended December 31, 2008. This decrease was attributable to changes in the rate and volume of average earning assets and average interest bearing liabilities. Average interest earning assets decreased to $443.5 million in 2009 from $465.0 million in 2008. The decrease in volume was primarily attributable to a $21.4 million decrease in average loans. The average yield on interest earning assets decreased from 6.74% to 5.66% from 2008 to 2009, while the average cost of interest bearing liabilities decreased from 3.65% to 2.76%. The net yield on average interest earning assets decreased from 3.33% in 2008 to 2.99% in 2009. The decrease in net yield was primarily due to decreases in average balances and yields on average loans, the largest individual component of interest earning assets. Average loans decreased by $21.4 million during 2009, and the yield on these loans decreased by 0.98% due to falling interest rates.

Net Interest Income – *(continued)*

The following table sets forth, for the periods indicated, information related to our average balance sheets and average yields on assets and average rates paid on liabilities. Such yields and rates are derived by dividing income or expense by the average balance of the corresponding assets or liabilities.

	For the year ended December 31, 2010			For the year ended December 31, 2009			For the year ended December 31, 2008		
(Dollars in thousands)	Average Balance (1)	Income/ Expense	Yield/ Rate	Average Balance (1)	Income/ Expense	Yield/ Rate	Average Balance (1)	Income/ Expense	Yield/ Rate
Assets:									
Cash and Federal Funds Sold	$ 18,153	$ 50	0.28%	$ 12,235	$ 18	0.15%	$ 3,795	$ 65	1.71%
Taxable investments	73,002	2,149	2.94%	48,497	1,888	3.89%	54,998	2,821	5.13%
Non-taxable investments (2)	9,143	587	6.41%	13,447	895	6.66%	15,442	1,014	6.56%
Loans (3)(4)	319,742	18,869	5.90%	369,329	22,315	6.04%	390,716	27,423	7.02%
Total Earning Assets	420,040	21,655	5.16%	443,508	25,116	5.66%	464,951	31,323	6.74%
Other Assets	77,535			73,142			64,807		
Total Assets	$ 497,575			$ 516,650			$ 529,758		
Liabilities:									
Savings and demand deposits	$ 83,408	$ 1,253	1.50%	$ 67,818	$ 949	1.40%	$ 71,906	$ 1,307	1.82%
Time deposits	240,598	4,695	1.95%	260,500	7,060	2.71%	257,157	10,403	4.05%
Other borrowings	82,716	2,951	3.57%	90,796	3,217	3.54%	94,484	3,496	3.70%
Subordinated debt	10,310	524	5.08%	10,310	641	6.22%	10,310	639	6.20%
Total interest bearing liabilities	417,032	9,423	2.26%	429,424	11,867	2.76%	433,857	15,845	3.65%
Noninterest bearing demand deposits	26,170			26,829			31,036		
Other liabilities	8,944			10,240			6,157		
Total Liabilities	452,146			466,493			471,050		
Shareholders' Equity	45,429			50,157			58,708		
Total Liabilities and Equity	$ 497,575			$ 516,650			$ 529,758		
Net interest spread (5)			2.90%			2.90%			3.09%
Net interest income and net yield on earning assets (6)	$ 12,232		2.91%	$ 13,249		2.99%	$ 15,478		3.33%
Interest free funds supporting earning assets (7)	$ 3,008			$ 14,084			$ 31,094		

(1) Average balances are computed on a daily basis.
(2) Interest income amounts adjusted to reflect tax equivalent yields on non-taxable securities and loans assuming a 36% tax rate.
(3) Does not include nonaccruing loans.
(4) Includes loan fees of $558,000 in 2010, $604,000 in 2009, and $1.2 million in 2008.
(5) Total interest earning assets yield less total interest bearing liabilities rate.
(6) Net interest income divided by total interest earning assets.
(7) Total interest earning assets less total interest bearing liabilities.

Net Interest Income – *(continued)*

The following table presents changes in our net interest income which are primarily a result of changes in the volumes (change in volume times old rate), changes in rates (change in rate times old volume), and changes in rate/volume (change in rate times the change in volume) of our interest earning assets and interest bearing liabilities.

	Analysis of Change in Net Interest Income					
	For the Year ended December 31, 2010 versus the year ended December 31, 2009 (1)			For the Year ended December 31, 2009 versus the year ended December 31, 2008 (1)		
(Dollars in thousands)	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest Income:						
Cash and Federal funds sold	$ 9	$ 23	$ 32	$ (13)	$ (20)	$ (33)
Taxable investments	954	(692)	262	128	(1,075)	(947)
Non-Taxable investments	(287)	(22)	(309)	(131)	13	(118)
Net loans (2)	(2,996)	(450)	(3,446)	(1,501)	(3,607)	(5,108)
Total interest income	(2,320)	(1,141)	(3,461)	(1,517)	(4,689)	(6,206)
Interest expense:						
Savings deposits	$ 218	$ 86	$ 304	$ (74)	$ (284)	$ (358)
Time deposits	(539)	(1,826)	(2,365)	135	(3,478)	(3,343)
Other borrowings	(286)	21	(265)	(136)	(143)	(279)
Subordinated Debt	-	(117)	(117)	-	2	2
Total interest expense	(607)	(1,836)	(2,443)	(75)	(3,903)	(3,978)
Net interest income	$ (1,713)	$ 695	$ (1,018)	$ (1,442)	$ (786)	$ (2,228)

(1) Volume-rate changes have been allocated to each category on a consistent basis between rate and volume.
(2) Includes loan fees of $558,000 in 2010, $604,000 in 2009, and $1.2 million in 2008.

During 2011, management expects that interest rates will remain relatively unchanged. Therefore, any improvements in net interest income for 2011 are expected to be largely the result of increases in volume and changes in the mix of interest-earning assets and liabilities. Management expects to continue to use aggressive marketing strategies to increase our bank's market share for both deposits and quality loans within its service areas in the Charleston, South Carolina, metropolitan area. These strategies involve offering attractive interest rates and continuing our bank's commitment to providing outstanding customer service. However, until demand for loans to qualified borrowers increases, increases in loans are likely to be modest.

Market Risk - Interest Rate Sensitivity

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises principally from interest rate risk inherent in our lending, deposit, and borrowing activities. Management actively monitors and manages our interest rate risk exposure. Although we manage other non- market risks, such as credit quality and liquidity risk in the normal course of business, management considers interest rate risk to be our most significant market risk that could potentially have the largest material effect on our financial condition and results of operations. Other types of market risk such as foreign currency exchange risk and commodity price risk do not affect us directly.

Achieving consistent growth in net interest income is the primary goal of our asset/liability function. We attempt to control the mix and maturities of assets and liabilities to achieve consistent growth in net interest income despite changes in market interest rates. We seek to accomplish this goal while maintaining adequate liquidity and capital. We believe our asset/liability mix is sufficiently balanced so that the effect of interest rates moving in either direction is not expected to be material over time.

Market Risk - Interest Rate Sensitivity – *(continued)*

Interest rate sensitivity management is concerned with the timing and magnitude of repricing assets compared to liabilities and is an important part of asset/liability management. It is the objective of interest rate sensitivity management to generate stable growth in net interest income and to control the risks associated with interest rate movement. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be made in a timely manner.

Our Bank's Asset/Liability Committee uses a simulation model to assist in achieving consistent growth in net interest income while managing interest rate risk. The model takes into account interest rate changes as well as changes in the mix and volume of assets and liabilities. The model simulates our Bank's balance sheet and income statement under several different rate scenarios. The model's inputs (such as interest rates and levels of loans and deposits) are updated on a quarterly basis in order to obtain the most accurate forecast possible. The forecast presents information over a twelve-month period. It reports a base case in which interest rates remain flat and variations that occur when rates increase or decrease 100, 200, and 300 basis points. According to the model as of December 31, 2010, our Bank is positioned so that net interest income would increase $438,000 and net income would increase $337,000 if rates were to rise 100 basis points in the next twelve months. Conversely, net interest income would decrease $850,000, and net income would decrease $654,000 if interest rates were to decline 100 basis points in the next twelve months. Given the Federal Funds target rate of between 0 and 25 basis points at December 31, 2010, management considers a decline in interest rates highly unlikely. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates and loan prepayments, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions our Bank could undertake in response to changes in interest rates or the effects of responses by others, including borrowers and depositors.

The "Interest Sensitivity Analysis" below indicates that, on a cumulative basis through twelve months, repricing rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at December 31, 2010 of $148.0 million for a cumulative gap ratio of (36.34%). When interest sensitive liabilities exceed interest sensitive assets for a specific repricing "horizon," a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities. For a bank with a negative gap, such as our Bank, rising interest rates would be expected to have a negative effect on net interest income and falling rates would be expected to have the opposite effect. However, as noted above, our simulation model indicates that rising rates would have a positive effect on our net interest income. The simulation model differs from the "Interest Rate Sensitivity Analysis" primarily in its assumptions related to interest bearing transaction accounts, savings and money market accounts, and time deposits. The simulation model assumes that a change of 100 basis points in an indexed interest rate, such as the Federal Funds rate, would produce only a fractional change in rates paid on these types of deposit accounts, and these changes would not be immediate, but would lag behind the market rate changes. Due to the sophistication of the inputs and assumptions used in our simulation model, we believe that it produces more realistic outcomes of potential interest rate scenarios than the "Interest Rate Sensitivity Analysis."

During 2007, our Company entered into an interest rate swap agreement in order to hedge its interest rate risk in a rising rate environment. This agreement expired on September 30, 2010. Through this agreement the Company effectively converted debt at a floating rate of Libor plus 150 basis points to a fixed rate of 6.32% on a notional amount of $10.0 million. The notional amount and floating rate under the agreement mirrored the terms of the Company's remaining outstanding junior subordinated debentures.

The table below reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Interest-earning deposits in other banks are reflected at the deposits' maturity dates. Loans not accruing interest are not included in the table. Repurchase agreements, Federal Home Loan Bank borrowings and subordinated debt (collectively, Other borrowings) are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest-bearing liabilities with no contractual maturity, such as interest-bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a 30-day or shorter period. However, our Bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits are reflected at their contractual maturity dates. Fixed rate advances are reflected at their contractual maturity dates, and variable rate advances are reflected in the earliest repricing interval because they were borrowed under the daily rate credit option, and reprice daily. Fixed rate advances with conversion features that may become variable rate are reflected at the earlier of their repricing or maturity dates.

Market Risk - Interest Rate Sensitivity – *(continued)*

Interest Sensitivity Analysis

December 31, 2010

(Dollars in thousands)

	Within Three Months	After Three Through Twelve Months	One Through Five Years	Greater Than Five Years	Total
Assets					
Interest earning assets:					
Interest earning deposits in other banks	$ 13,775	$ -	$ -	$ -	$ 13,775
Federal funds sold	-	-	-	-	-
Investment securities	5,723	-	-	70,539	76,262
Loans Held for Sale	417	-	-	-	417
Loans (1)	77,553	107,283	69,674	62,325	316,835
Total Earning Assets	**$ 97,468**	**$ 107,283**	**$ 69,674**	**$ 132,864**	**$ 407,289**
Liabilities					
Interest bearing liabilities:					
Interest Bearing Deposits:					
Interest bearing transaction accounts	46,092	-	-	-	46,092
Savings and money market	48,465	-	-	-	48,465
Time deposits $100,000 and over	19,296	32,135	418	-	51,849
Other time deposits	33,393	100,122	35,826	-	169,341
Total interest bearing deposits	147,246	132,257	36,244	-	315,747
Other borrowings	68,273	5,000	10,000	-	83,273
Total interest bearing liabilities	**$ 215,519**	**$ 137,257**	**$ 46,244**	**$ -**	**$ 399,020**
Interest sensitivity gap	**$ (118,051)**	**$ (29,974)**	**$ 23,430**	**$ 132,864**	
Cumulative interest sensitivity gap	**$ (118,051)**	**$ (148,025)**	**$ (124,595)**	**$ 8,269**	
Ratio of cumulative gap to earning assets	-28.98%	-36.34%	-30.59%	2.03%	

(1) Does not include nonaccruing loans.

Provision for Loan Losses

The allowance for loan losses, established through charges to the provision for loan losses, allows for estimated loan losses inherent in our loan portfolio. Loan losses or recoveries are charged or credited directly to the allowance. The level of the allowance is based on management's judgment of the amount needed to maintain an allowance adequate to provide for probable losses in the loan portfolio as of the balance sheet date, although the exact amount of such losses and in some cases the specific loans cannot be identified yet. We provided $3.8 million, $14.5 million, and $4.3 million to the allowance during the years ended December 31, 2010, 2009, and 2008, respectively. We believe the provisions made to the allowance for loan losses allowed us to maintain an adequate allowance for probable losses for each of these periods. See "Allowance for Loan Losses" below.

Noninterest Income

Noninterest income, which consists primarily of service fees on deposits, gains and fees on loans sold, other fee income, Company Owned Life Insurance earnings, and gains on sales of securities and fixed assets increased by $560,000 for the year ended December 31, 2010 as compared to December 31, 2009. The increase is primarily the result of a $920,000 increase in gains on the sale of investment securities, partially offset by a $308,000 decrease in Company owned life insurance earnings, which was primarily the result of the redemption of $8.1 million in Company Owned Life Insurance policies in January 2010. For the year ended December 31, 2009 compared to December 31, 2008, total noninterest income increased by $1.2 million. The increase is attributable to a $650,000 increase in gains on sales of investment securities. Also, during 2008, the Company had a $3.0 million other than temporary impairment charge on Fannie Mae and Freddie Mac preferred stock and a $2.3 million gain on sale of property and equipment. The combined absence of these two items contributed an extra $703,000 to 2009 noninterest income as compared to 2008. Offsetting these increases was a decrease of $85,000 in Company owned life insurance earnings, which was primarily the result of the redemption of $2.8 million in Company owned life insurance policies during the fourth quarter of 2008.

Noninterest Expenses

Noninterest expenses, which consist primarily of salaries and employee benefits, occupancy, furniture and equipment, and insurance expenses, totaled $12.7 million for the year ended December 31, 2010, as compared to $15.6 million for the year ended December 31, 2009, a decrease of $2.9 million. For the year ended December 31, 2009 compared to the year ended December 31, 2008, noninterest expenses increased $2.2 million. The decrease in noninterest expense during 2010 was primarily due to aggregate gains on sales of other real estate owned of $663,000, compared to aggregate losses on sales of other real estate owned of $372,000 in 2009. Additionally, impairment provisions for other real estate owned decreased by $872,000 during 2010. Finally, salaries and employee benefits decreased by $705,000 during 2010, as the Company replaced several positions internally instead of hiring new replacements for employees who left the Company. The increase in noninterest expenses during 2009 was due primarily to an increase of $1.1 million in impairment provision for other real estate owned as well as an increase of $706,000 in insurance expense. These increases were partially offset by a decrease of $371,000 in salaries and benefits expense. The increase in impairment provision for other real estate owned was reflective of decreases in market values of the Company's other real estate owned as a result of updated appraisals obtained on the properties during 2009. These decreases were consistent with declines in real estate values for the Company's market area during 2009. The increase in insurance expense was primarily due to an increase of $690,000 in FDIC Insurance expense. The increased FDIC Insurance expense was driven by higher premium rates during 2009, as well as an additional special premium assessed during the year. The decrease in salaries and benefits was primarily due to a $614,000 decrease in the accrual expense for a Supplemental Executive Retirement Plan for our Chief Executive Officer during 2009. The decrease was the result of a modification of the retirement age in the plan from age 65 to age 70.

Income Taxes

We recorded tax benefits of $193,000, $4.5 million, and $225,000 for the years ended December 31, 2010, 2009, and 2008, respectively. Certain items of income and expense (principally provision for loan losses and depreciation) are included in one reporting period for financial accounting purposes and another for income tax purposes.

Financial Condition

Investment Portfolio

As of December 31, 2010, our available-for-sale investment portfolio comprised approximately 15.1% of our total assets. The following table summarizes the carrying value amounts of available-for-sale securities we held at December 31, 2010, 2009, and 2008. Available-for-sale securities are stated at estimated fair value. We had no securities which were held to maturity at December 31, 2010, 2009, or 2008.

Securities Portfolio Composition

	December 31,								
	2010			2009			2008		
(Dollars in thousands)	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/ (Loss)	Fair Value
Available-for Sale									
Mortgage -backed securities (1)	$ 59,407	$ (844)	$ 58,563	$ 52,240	$ (386)	$ 51,854	$ 36,955	$ 739	$ 37,694
U.S. States and politcal subdivisions	12,257	(169)	12,088	7,196	20	7,216	16,905	(261)	16,644
GSE Preferred Stock (2)	-	-	-	-	-	-	73	-	73
Other Investments (3)	4,660	(3,005)	1,655	4,651	(2,945)	1,706	4,651	(1,290)	3,361
Total	**$ 76,324**	**$ (4,018)**	**$ 72,306**	**$ 64,087**	**$ (3,311)**	**$ 60,776**	**$ 58,584**	**$ (812)**	**$ 57,772**

(1) Includes securities secured by pools of mortgages from various issuers, including FNMA and FHLMC
(2) Government sponsored enterprises, including FNMA and FHLMC and The Federal Home Loan Bank System
(3) Includes trust preferred and other equity securities

The unrealized loss attributable to Other investments for December 31, 2010 relates to our investments in two pooled trust preferred securities. The table below outlines these investments.

(Dollars in thousands)

Security Description	**Credit Tranche**	**Interest Payment Status**	**Tax Equivalent Book Yield**	**Book Value**	**Unrealized Holding Loss**	**Fair Value**
ALESCO 9A	A2	Active	1.21%	$ 1,744	$ (1,062)	$ 682
PreTSL XXVII	C1	PIK	1.38%	$ 1,956	(1,943)	13
				$ 3,700	**$ (3,005)**	**$ 695**

The value of these securities has been adversely affected by a lack of liquidity in the market for these securities as well as the current coupon interest rates on the securities. The book yields on these securities represent a combination of the coupon interest rates and accretive discounts on these securities. These securities pay variable rates of interest based on three month LIBOR. The current tax equivalent book yields on these securities are reflective of three month LIBOR at December 31, 2010. Current market rates of interest for capital borrowings vary based on issuer, but the tax equivalent book yields reflected in the above table are significantly lower than current market rates for such borrowings.

Securities Portfolio Composition – *(continued)*

The first security above is currently paying interest and is over collateralized by 16.09%. This means that, for the credit tranche owned by the Company, the total dollar value of performing issuers in the pool exceeds total Class A notes outstanding by 16.09%. Accordingly, the Company is receiving contractual interest payments on these securities. Based on the over collateralized position of this security and the current nature of its interest payments this security was deemed not to have other than temporary impairment, as projected cash flows support the book value of the security.

The second security above is a Class C note and is currently receiving payment in kind (PIK) interest. This means that in lieu of cash interest payments, interest is being capitalized and added to the Company's principal investment in the security. Class A note holders of this security are currently receiving cash payments of principal in addition to contractual interest payments. These principal payments are helping to satisfy the over collateralization requirements of the Class A Notes. If and when these requirements are met, the Class B Notes will begin to receive principal payments to meet their over collateralization requirements, followed by the Class C Notes, and then the Class D Notes. Management has engaged a third party firm specializing in securities valuations to evaluate this security's principal and payment in kind interest for potential other-than-temporary impairment. This firm performed a discounted cash flow analysis which showed no other-than-temporary impairment. This analysis was performed with relevant assumptions about projected default probabilities for the underlying issuers in this security. However, management has discontinued accrual of interest on this security due to the payment in kind interest on the security and the overall credit deterioration in the security. If the underlying issuers in this security show additional financial deterioration, the Company may recognize other than temporary impairment in the future.

The following table presents maturities and weighted average yields of securities available-for-sale at December 31, 2010. Available-for-sale securities are stated at estimated fair value. There were no available-for-sale securities with maturities in time periods not presented in the table. Equity securities have no maturity and are shown as a separate category. Yields on tax exempt obligations have been computed on a tax equivalent basis. Maturities for mortgage-backed securities are not listed due to their tendency to have frequent prior to maturity paydowns.

Securities Portfolio Maturities and Yields

	December 31, 2010	
(Dollars in Thousands)	**Fair Value**	**Yield**
Government Sponsored enterprises		
Mortgage backed	**$ 58,563**	**3.09%**
U.S. States and politcal subdivisions		
Due from five to ten years	2,354	6.23%
Due after ten years	9,734	5.99%
Total	**$ 12,088**	**6.04%**
Other investments		
Due after ten years	$ 1,505	
Equity securities with no maturities or stated yields	150	
Total	**$ 72,306**	

Loan Portfolio

Management believes the loan portfolio is adequately diversified. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. The only concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions of which management is aware are for residential mortgage loans, commercial real estate loans, and construction and land development loans geographically concentrated in the Company's market area. The Company does not make foreign loans. Because we operate a community bank, nearly all of the loans are to borrowers in, or secured by real estate located in, or near, our market area. See Note 1 to Consolidated Financial Statements, "Concentrations of Credit Risk," for further information.

The amounts of loans outstanding are shown in the following table according to type of loan for the following dates:

Loan Portfolio Composition

(Dollars in Thousands)	December 31,				
	2010	2009	2008	2007	2006
Real estate secured loans:					
Residential 1-4 Family	$ 156,766	$ 157,236	$ 168,496	$ 161,350	$ 158,894
Multifamily	6,657	5,777	5,557	6,501	6,587
Commercial	92,481	98,639	104,754	95,969	87,080
Construction	51,366	62,194	87,406	76,033	82,280
Total real estate secured loans	307,270	323,846	366,213	339,853	334,841
Commercial and Industrial	26,242	29,231	34,336	34,278	28,105
Consumer	2,372	2,987	2,922	3,213	3,410
Other	565	848	1,062	1,070	1,255
Total gross loans	336,449	356,912	404,533	378,414	367,611
Allowance for loan losses	(9,513)	(10,042)	(7,410)	(4,297)	(4,364)
	$ 326,936	$ 346,870	$ 397,123	$ 374,117	$ 363,247

A certain degree of risk is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Commercial loans primarily represent loans made to businesses and may be made on either a secured or an unsecured basis. Approximately 35.3% of our bank's loan portfolio at December 31, 2010 was comprised of commercial loans, 77.9% of which were secured by real estate (shown in the table below as "Real Estate Secured Loans – Commercial"). Commercial loans not secured by real estate were classified as "Commercial and Industrial," as set forth in the table above. When taken, collateral on loans not secured by real estate may consist of liens on receivables, equipment, inventories, furniture and fixtures and other business assets. Commercial loans are usually made to businesses to provide working capital, expand physical assets or acquire assets. Commercial loans will generally not exceed a 20-year maturity and will usually have regular amortization payments. Commercial loans to most business entities require guarantees of their principals. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions, as well as situations particular to a borrower's business or industry. Initial and continuing financial analysis of a borrower's financial information is required to control this risk.

Construction and land development loans represent 15.3% of the loan portfolio and typically consist of financing for the construction of 1-4 family dwellings and some non-farm, non-residential real estate. Usually, loan-to-value ratios are limited to 80%, and permanent financing commitments are required prior to the advancement of loan proceeds. Included in total real estate construction and land development loans at December 31, 2010, were $9.6 million in residential construction loans, $3.2 million in residential land development loans, $13.7 million in residential lot loans,

Loan Portfolio Composition – *(continued)*

$10.0 million in commercial lot loans, $5.1 million of other commercial construction loans, $3.6 million of loans secured by raw land, and $6.2 million of other commercial purpose land loans.

Residential real estate loans comprised approximately 46.6% of our Bank's loan portfolio at December 31, 2010. Residential real estate loans consist mainly of first and second mortgage loans on single family homes, with some multifamily real estate loans. Loan-to-value ratios for these instruments are generally limited to 80%.

Total loans outstanding decreased by $20.5 million between December 31, 2009 and December 31, 2010. This decrease is attributable to several factors. Due to the continued downturn in the economy experienced during 2010, the Company charged off $4.3 million in loans to its allowance for loan losses, and brought $8.3 million of foreclosed loans into other real estate owned. The remainder of the decrease is attributable to decreased loan demand during 2010, also a result of the economic downturn.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of our loans, by type, at December 31, 2010, as well as the type of interest requirement on such loans.

(Dollars in thousands)	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Real Estate Secured Loans				
Residential 1-4 Family	$ 9,300	$ 6,611	$ 140,855	$ 156,766
Multifamily	409	44	6,204	6,657
Commercial	6,180	14,997	71,304	92,481
Construction	17,436	16,363	17,567	51,366
Total Real Estate Secured Loans	33,325	38,015	235,930	307,270
Commercial and Industrial	8,823	12,820	4,599	26,242
Consumer	410	1,306	656	2,372
Other	207	60	298	565
	$ 42,765	**$ 52,201**	**$ 241,483**	**$ 336,449**
Predetermined Rate, Maturity greater than one year	$ -	$ 21,605	$ 54,497	$ 76,102
Variable rate or maturity within 1 year	$ 42,765	$ 30,596	$ 186,986	$ 260,347

Nonperforming Loans And Other Problem Assets

When a loan is 90 days past due on interest or principal or there is serious doubt as to collectibility, the accrual of interest income is generally discontinued unless the estimated net realizable value of collateral is sufficient to assure the likelihood of collection of the principal balance and accrued interest. When the collectibility of a significant amount of principal is in serious doubt, the principal balance is reduced to the estimated fair value of collateral by a charge-off to the allowance for loan losses, and any subsequent collections are credited first to the remaining principal balance and then to the allowance for loan losses as a recovery of the amount charged off. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. When a loan's terms have been modified from the original note and the modified terms represent a concession made by the Company due to a borrower's financial difficulty, a troubled debt restructure exists. Troubled debt restructures contain terms the Company would not customarily offer in the ordinary course of business. At December 31, 2010, we had $19.6 million of nonaccrual loans, $44,000 of loans 90 days or more past due still accruing interest, and $3.2 million of loans with troubled debt restructures. The gross interest income which would have been recorded under the original terms of the nonaccrual loans amounted to $793,000 in 2010. No interest on nonaccruing loans was included in net income for 2010. Interest income on loans 90 days or more past due that were still accruing interest totaled $140 during 2010. The gross interest income that would have been recognized on loans with troubled debt restructures according to the original loan terms during 2010 totaled $229,000; actual interest income recognized on these loans according to the restructured terms totaled $190,000. At December 31, 2009, we had $19.3 million of nonaccrual loans, no loans 90 days or more past due still accruing interest, and $1.9 million of loans with troubled debt restructures. The gross interest income which would have been recorded under the original terms of the nonaccrual loans amounted to $302,000 in 2009. No interest on nonaccruing loans was included in net income for 2009. No interest income on loans 90 days or more past due that were still accruing interest was recognized during 2009. The gross interest income that would have been recognized on loans with troubled debt restructures according to the original loan terms during 2009 totaled $123,000; actual interest income recognized on these loans according to the restructured terms totaled $86,000.

The following table presents information on nonperforming loans and real estate acquired in settlement of loans:

	December 31,				
(Dollars in thousands)	2010	2009	2008	2007	2006
Nonperforming loans:					
Nonaccrual loans	$ 19,613	$ 19,294	$ 8,934	$ 893	$ 868
Past due 90 days or more	44	-	5,373	3,451	546
Restructured loans	3,208	1,850	-	-	-
Total nonperforming loans	22,865	21,144	14,307	4,344	1,414
Real estate acquired in settlement of loans	8,923	9,789	2,074	194	-
Total nonperforming assets	$ 31,788	$ 30,933	$ 16,381	$ 4,538	$ 1,414
Nonperforming assets as a percentage of loans and other real estate owned	9.20%	8.44%	4.03%	1.20%	0.38%
Allowance for loan losses as a percentage of nonperforming loans	41.61%	47.50%	51.79%	98.93%	308.63%

Each individual nonperforming loan and borrower relationship is less than 15% of total nonperforming loans.

The elevated levels of nonperforming loans during 2010 and 2009 reflect the continued downturn of the general and local economy, coupled with a general decrease in real estate values. The economic downturn has impacted developers, builders, and others associated with the real estate business most significantly, but has also impacted local businesses and consumers, as unemployment has increased and consumer spending has decreased throughout much of the two years. Management expects nonperforming assets to remain at elevated levels until a clear and sustainable economic recovery takes place.

Potential Problem Loans

Management identifies and maintains a list of potential problem loans. These are loans that are actively accruing interest and are not past due 90 days or more. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of the borrower which raises doubt about the borrower's ability to continue to comply with current loan repayment terms. At December 31, 2010 potential problem loans totaled $21.9 million. These loans had risk grades of 7. A description of loan risk grades is included in the "Allowance For Loan Losses" portion of this discussion. Approximately $20.7 million of this amount represented loans secured by real estate. Management closely tracks the current values of real estate collateral when assessing the collectability of problem loans secured by real estate.

Real Estate Owned

At December 31, 2010 and 2009, we had $8.9 million and $9.8 million, respectively, of real estate owned pursuant to foreclosure or deed in lieu of foreclosure. Other real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair market value is determined by current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. Subsequently, other real estate owned is carried at the lower of carrying value or fair value less costs to sell. The carrying value is generally reevaluated annually on the anniversary of acquisition. Any declines to fair value less costs to sell are recorded as charges to impairment provision for other real estate owned. Discounts to appraised values are included for estimated selling costs and holding period costs. An additional discount is also calculated based on the properties being bank owned. The amounts of these discounts vary among properties based on property type, estimated time to sell, and any other factors of which management may be aware.

Real Estate Owned by Property Type

(Dollars in Thousands)

	Year Ended December 31	
	2010	2009
Commercial Office Properties	$ 1,917	$ 3,973
Commercial Lots	908	-
Residential 1-4 Family Lots and Homes Under Construction	4,256	5,079
Residential 1-4 Family Homes	1,622	737
Multifamily Properties	220	-
Total Other Real Estate Owned	$ 8,923	$ 9,789

The largest individual property included in other real estate owned totals $1.5 million in book value and consists of twenty six town home pads, two patio home lots, and approximately four and a half acres of land zoned for commercial use. Other significant properties include a group of six residential lots with a book value of $1,160,000 and a group of four residential lots comprising 24 acres with a book value of $801,000. The Company also owns multiple single family home and commercial lots and finished single family homes, as well as additional commercial office and multifamily properties.

The Company actively markets other real estate owned with the goal of maximizing the realized value of the properties. During 2010, sales proceeds from other real estate owned totaled $10.0 million. The Company recognized $663,000 in aggregate gains on the sale of these properties. However, these results may not be indicative of future outcomes of sales of other real estate owned.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined that it is more likely than not such loans have become uncollectible. Recoveries of previously charged off loans are credited to the allowance. Sales of other real estate owned acquired through foreclosure do not impact the allowance for loan losses, and any gains or losses as a result of these sales are accounted for separately in noninterest expenses.

In reviewing the adequacy of the allowance for loan losses at each year end, management takes into consideration the historical loan losses we experienced, current economic conditions affecting the ability of our borrowers to repay, the volume of loans and the trends in delinquent, nonaccrual, and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of inherent losses in the loan portfolio as of December 31, 2010.

In calculating the amount required for the allowance for loan losses, management applies a consistent methodology that is updated quarterly and is designed in accordance with generally accepted accounting principles and regulatory guidance. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio. Also, the calculation provides for management's assessment of trends in national

Allowance for Loan Losses – *(continued)*

and local economic conditions that might affect the general quality of the loan portfolio. Regulators review the adequacy of the allowance for loan losses as part of their examination of our Bank and may require adjustments to the allowance based upon information available to them at the time of the examination. During 2010, the Company had $4.3 million in net loan chargeoffs and a $1.7 million increase in nonperforming loans. Though gross loans declined by $20.5 million during 2010, the Company made $3.8 million in loan loss provisions during the year due to the continued elevated level of nonperforming loans. At December 31, 2010 the allowance for loan losses totaled $9.5 million.

Our allowance for loan losses has a general reserve component and a specific reserves component. The general reserve is allocated to pools of loans based on loan type, with each loan type assigned a reserve percentage. The reserve percentage is based on historical chargeoff percentages and economic risk factors indexed for current delinquency rates for each loan type. Historical chargeoffs are calculated by taking the average three year historical loss experience of the Company and its peer group, with the Company's experience receiving double weight. The Company's and peer group's most recent year's chargeoffs also receive double weight in the calculation. Economic risk factors considered in the calculation include declines in real estate and non- real estate collateral values, inadequate collateral insurance, lending personnel changes, and incomplete loan documentation. The Company uses a weighted degree of risk for each of these factors based on the levels of delinquency for each loan type. The table below shows the results of these calculations and the resulting reserve percentage for each loan type as of December 31, 2010.

Loan Type	Historical Losses	Economic Risks	Total
1-4 Family Residential Construction	3.02%	0.45%	3.47%
Other Construction and Development	2.32	0.47	2.79
Farmland	0.01	0.35	0.36
Home Equity Lines of Credit	1.37	0.41	1.78
Senior Lien 1-4 Family	0.37	0.38	0.75
Junior Lien 1-4 Family	0.37	0.47	0.84
Multi-Family Residential	0.55	0.35	0.90
Owner Occupied Commercial Property	0.18	0.39	0.57
Other Commercial Property	0.07	0.54	0.61
Commercial and Industrial	1.13	0.47	1.60
Consumer Lines of Credit	2.29	0.41	2.70
Consumer Installment	2.29	0.44	2.73
Other Loans	13.38	0.40	13.78

The required reserve percentages described above are further adjusted to account for the total internal loan risk grade classifications within each loan type. Management feels the following adjustments appropriately address the risk level defined by each loan risk classification.

Grade	Description
1	Loans secured by cash collateral.
2	Loans secured by readily marketable collateral.
3	Top quality loans with excellent repayment sources and no significant identifiable risk of collection.
4	Acceptable loans with adequate repayment sources and little identifiable risk of collection.
5	Acceptable loans with signs of weakness as to repayment or collateral, but with mitigating factors that minimize the risk of loss.
6	Watch List or Special Mention loans with underwriting tolerances and/or exceptions with no mitigating factors that may, due to economic or other factors increase the risk of loss.
7	Classified substandard loans inadequately protected by the paying capacity or worth of the obligor, or of the collateral. Weaknesses jeopardize the liquidation of the debt.
8	Classified doubtful loans in which collection or liquidation in full is highly improbable.
9	Classified loss loans that are uncollectible and of such little value that continuance as an asset is not warranted.

Allowance for Loan Losses – *(continued)*

The general reserve calculation described above accounts for repayment risk that is allocable to all loans within each loan type. There are additional risks that apply only to certain pools of loans that are not separated by loan type. These risk factors relate to certain higher risk loans such as variable rate loans and loans with excessive loan to value ratios, capital concentrations by collateral type, and new loan production levels. A reserve for these factors is calculated using a standard methodology and combined with the result of the calculations described above to arrive at the total general reserve.

The second component of our allowance for loan losses calculation is comprised of loans evaluated for impairment on an individual basis. Generally, management evaluates an individual loan for impairment when a loan or group of related loans exceeds $250,000 and we do not expect to receive contractual principal and interest payments in accordance with the note. Generally, these loans have internal risk classifications of 7, 8, or 9, as seen in the chart above. The amount of impairment, and therefore, the required reserve, is the difference, if any, between the principal balance of the loan and the fair value of the most likely payment source, which is generally the liquidation of the underlying collateral, but may also include the present value of expected future cash flows or the loan's observable market price. Collateral fair value is determined based on the most recent appraisal available, adjusted to account for the age of the appraisal, estimated selling costs, and estimated holding period costs. An additional discount is also calculated based on the presumption that the collateral will be bank owned. The amounts of these discounts vary among properties based on property type, estimated time to sell, and any other factors of which management may be aware. Loans evaluated for impairment on an individual basis are not evaluated as part of the general reserve calculation.

The table below shows the allocation of the Company's allowance for loan losses by loan type and by general reserve and specific reserve.

Detail of Allowance for Loan Losses Allocation

	Year Ended December 31, 2010		
(Dollars in thousands)	General Reserve	Specific Reserve	Total
Construction and Land Development	$ 2,333	$ 639	$ 2,972
Farmland	2	-	2
1-4 Family Residential	1,723	809	2,532
Multi-Family Residential	69	289	358
Commercial Real Estate	737	526	1,263
Commercial and Industrial	619	-	619
Consumer and Other	122	-	122
Other General Reserves	1,345	-	1,345
Unallocated	300	-	300
Total Allowance	$ 7,250	$ 2,263	$ 9,513

Allocations to the allowance for loan losses for construction and land development, 1-4 family residential, and commercial real estate loans as a percentage of the total allowance totaled 31.24%, 26.62%, and 13.28%, respectively. Allocations for all other loan types totaled 11.57%. Other general reserves related to risk factors not segregated by loan type, as referenced in the discussion above, totaled 14.14%. Unallocated general reserves totaled 3.15% and were immaterial to the total allowance for loan losses.

Allowance for Loan Losses – *(continued)*

The table, "Historical Loan Loss Experience," summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries, and additions to the allowance which have been charged to expense.

Historical Loan Loss Experience

	Year Ended December 31,				
(Dollars in thousands)	2010	2009	2008	2007	2006
Total Loans Outstanding at end of period	$ 336,449	$ 356,912	$ 404,533	$ 378,414	$ 367,611
Average amount of loans outstanding	$ 344,303	$ 385,330	$ 397,283	$ 368,676	$ 379,472
Balance of allowance for loan losses at beginning of year	$ 10,042	$ 7,410	$ 4,297	$ 4,364	$ 4,270
Loans charged off					
Contruction and Land Development	2,292	6,496	281	-	-
1-4 Family Residential	1,327	2,623	425	-	-
Multifamily Residential	50	126	-	-	-
Commercial Real Estate	805	1,133	-	-	-
Commercial and Industrial	63	1,505	434	62	571
Consumer and Other	132	82	93	18	57
Total charge-offs	4,669	11,965	1,233	80	628
Recoveries of loans previously charged off					
Contruction and Land Development	33	-	44	-	-
1-4 Family Residential	22	14	-	-	-
Commercial Real Estate	256	39	8	-	-
Commercial and Industrial	23	-	-	8	-
Consumer and Other	5	-	-	5	-
Total Recoveries	339	53	52	13	-
Net charge-offs(recoveries)	4,330	11,912	1,181	67	628
Additions to allowance charged to expense	3,801	14,544	4,294	-	722
Balance of allowance for loan losses at end of year	$ 9,513	$ 10,042	$ 7,410	$ 4,297	$ 4,364
Ratios					
Net charge-offs during period to average loans outstanding during period	1.26%	3.09%	0.30%	0.02%	0.17%
Net charge-offs to loans at end of period	1.29%	3.34%	0.29%	0.02%	0.17%
Allowance for loan losses to average loans	2.76%	2.61%	1.87%	1.16%	1.15%
Allowance for loan losses to loans at end of period	2.83%	2.81%	1.83%	1.14%	1.19%
Allowance for loan losses to nonperforming loans at end of period	41.61%	47.50%	51.79%	98.92%	308.63%
Net charge-offs (recoveries) to allowance for loan losses	45.52%	118.62%	15.94%	1.56%	14.39%
Net charge-offs (recoveries) to provision for loan losses	113.92%	81.90%	27.50%	N/A	86.98%

As shown in the table above, the Company has maintained a higher allowance for loan losses to total loans over the last three years as it has experienced heightened levels of nonperforming loans. Elevated chargeoffs and delinquency trends, as well as specific reserves on nonperforming loans, account for the level of the allowance for loan losses at December 31, 2010. The ratio of the allowance for loan losses to nonperforming loans was at lower-than-historical levels during 2010, 2009, and 2008 due to the substantial increases in nonperforming loans during these years.

Deposits

The average amounts and the average rates we paid on deposits for the years ended December 31, 2010, 2009 and 2008 are summarized below:

	Year Ended December 31,					
	2010		2009		2008	
(Dollars in Thousands)	Amount	Average Rate Paid	Amount	Average Rate Paid	Amount	Average Rate Paid
Noninterest bearing demand	$ 26,170	0.00%	$ 26,829	0.00%	$ 31,036	0.00%
Interest bearing transaction accounts	43,705	2.12%	29,557	1.94%	14,911	0.54%
Savings and money market	39,703	0.82%	38,261	0.98%	56,995	2.15%
Time Deposits - $100,000 and over	54,013	1.53%	46,528	2.47%	59,582	5.05%
Other time deposits	186,585	2.07%	213,972	2.76%	197,575	3.74%
Total deposits	**$ 350,176**	**1.70%**	**$ 355,147**	**2.26%**	**$ 360,099**	**3.25%**

As of December 31, 2010, we had $51.9 million in time deposits of $100,000 or more. We also had $71.7 million in brokered and wholesale time deposits. Of the time deposits greater than $100,000, approximately $19.3 million had maturities within three months, $18.4 million had maturities over three through six months, $13.8 million had maturities over six through twelve months and $418,000 had maturities over twelve months. Of the $71.7 million in brokered and wholesale time deposits, approximately $13.6 million had maturities within three months, $24.9 million had maturities over three through six months, $1.3 million had maturities over six through twelve months, and $31.9 million had maturities over twelve months. It is a common industry practice not to consider brokered and wholesale time deposits and time deposits $100,000 and over as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore they have the characteristics of shorter-term purchased funds. These deposits involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources of cash to achieve an appropriate level of liquidity. Such deposits are generally more volatile and interest rate sensitive than other deposits. Nevertheless, for the three years shown, such deposits were generally significantly less expensive for us due to the intense competition for local deposits.

Junior Subordinated Debentures

In 2005, we established Southcoast Capital Trust III (the "Capital Trust"), as a non-consolidated subsidiary. The Capital Trust issued and sold a total of 10,310 floating rate securities, with a $1,000 liquidation amount per security. Institutional buyers bought 10,000 of the floating rate securities denominated as preferred securities and we bought the other 310 floating rate securities which are denominated as common securities. The proceeds of those sales, $10.3 million, were used by the Capital Trust to buy $10.3 million of junior subordinated debentures from us which are reported on our consolidated balance sheets.

The Capital Securities issued by Capital Trust III mature or are mandatorily redeemable on September 30, 2035. We have the optional right to redeem these securities on or after September 30, 2010. The preferred securities of Capital Trust III total $10.3 million, of which $10.0 million qualify as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations. The Company's investment in the common securities of Capital Trust III totaled $310,000 at December 31, 2010 and December 31, 2009, and is included in "Available for Sale Securities" on its consolidated balance sheets. See Note 12 to the consolidated financial statements for more information about the terms of the junior subordinated debentures.

Contractual Obligations

The following table shows the payments due on our contractual obligations for the periods shown as of December 31, 2010.

	Payments due by period				
(Dollars in thousands)	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt obligations	$ 79,310	$ 17,000	$ 10,000	$ 2,000	$ 50,310
Operating lease obligations	$ 1,270	$ 343	$ 540	$ 387	$ -
Total	$ 80,580	$ 17,343	$ 10,540	$ 2,387	$ 50,310

Short-Term Borrowings

At December 31, 2010, 2009, and 2008, we had outstanding borrowings due within one year of $21.0 million, $27.0 million, and $18.6 million, respectively. Fixed rate borrowings totaled $7.5 million, $22.6 million, and $2.0 million at December 31, 2010, 2009, and 2008, respectively. Interest rates on fixed rate borrowings were 2.96%, 5.45%, and 1.73%, at December 31, 2010, 2009, and 2008, respectively. Variable rate borrowings totaled $13.5 million, $4.4 million, and $16.6 million at December 31, 2010, 2009, and 2008, respectively. Interest rates on variable rate borrowings were 0.32%, 0.15%, and 0.90% at December 31, 2010, 2009, and 2008, respectively. Of the short term borrowings, $17.0 million were from the Federal Home Loan Bank of Atlanta ("FHLBA") and were collateralized by FHLBA stock, residential mortgage loans, and commercial real estate loans, and $4.0 million were securities sold under agreements to repurchase collateralized by investment securities with a market value of $5.5 million. The maximum amount of short term borrowings outstanding at any month end was $36.6 million for 2010, $31.7 million for 2009, and $28.1 million for 2008. The approximate average amount of such borrowings outstanding and average weighted interest rate was $27.7 million and 2.85% for 2010, $19.0 million and 2.18% for 2009, and $22.9 million and 2.36% for 2008, respectively.

Return on Equity and Assets

The following table shows the return on assets (net income or loss divided by average assets), return on equity (net income or loss divided by average equity), dividend payout ratio (dividends declared per share divided by net income or loss per share) and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2010, 2009 and 2008

	Year ended December 31,		
	2010	2009	2008
Return on assets	0.01%	(1.73%)	0.04%
Return on equity	0.15%	(17.79%)	0.37%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to asset ratio	9.13%	9.71%	11.08%

The return on equity increased from (17.79%) in 2009 to 0.01% in 2010 due to an increase of $9.0 million in net income, with net income of $69,000 for 2010, compared to a net loss of $8.9 million for 2009. The return on equity decreased from 0.37% in 2008 to (17.79%) in 2009 due to a decrease of $9.1 million in net income, with a net loss of $8.9 million for 2009, compared to net income of $217,000 for 2008.

Liquidity

The most manageable sources of liquidity are comprised of liabilities, with the primary focus of liquidity management being on the ability to obtain deposits within our Bank's service area. Core deposits (total deposits less certificates of deposit for $100,000 or more, wholesale, and brokered time deposits) provide a relatively stable funding base and were equal to 64.1% of total deposits at December 31, 2010. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold and funds from maturing loans. Our Bank is a member of the FHLBA and, as such, has the ability to borrow against the security of its 1-4 family residential mortgage loans and commercial real estate loans. At December 31, 2010, our Bank had borrowed $69.0 million from the FHLBA and had the ability to borrow an additional $13.7 million based on a predetermined formula. Our Bank also has $10.0 million available through lines of credit with other banks, and $34.0 million available from the Federal Reserve Discount Window as additional sources of liquidity funding. At December 31, 2010, we had outstanding commitments to originate up to $19.4 million in loans as well as standby letters of credit of $615,000. Management believes that our Bank's overall liquidity sources are adequate to meet its operating needs in the ordinary course of business.

Capital Resources

Our equity capital increased by $697,000 during 2010 as a result of net income of $69,000 and stock issuance proceeds totaling $675,000. The stock issuance proceeds were comprised of $532,000, net of offering costs, for shares issued to directors and officers pursuant to a private offering, and $143,000 from shares issued through the employee stock purchase plan. These amounts were offset by a $47,000 increase in unrealized losses on available for sale securities. Book value per share at December 31, 2010 was $9.58 as compared to $9.93 at December 31, 2009.

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the risk-based standard, capital is classified into two tiers. Our Tier 1 capital consists of common shareholders' equity, minus certain intangible assets, plus junior subordinated debt subject to certain limitations. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. A bank holding company's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital. We and our Bank are also required to maintain Tier 1 capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest bank holding companies and banks are allowed to maintain capital at the minimum requirement. All others are subject to maintaining ratios 100 to 200 basis points above the minimum. As of December 31, 2010 we and our subsidiary bank exceeded our capital requirements as shown in the following table.

	Capital Ratios					
	Actual		Adequately Capitalized Requirement		Well Capitalized Requirement	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Our Bank						
Total capital (to risk-weighted assets)	$53,319	15.12%	$ 28,203	8.00%	$35,253	10.00%
Tier 1 capital (to risk-weighted assets)	48,757	13.83	14,101	4.00	21,152	6.00
Tier 1 capital (to average assets)	48,757	10.40	18,760	4.00	23,449	5.00
Southcoast Financial Corporation						
Total capital (to risk-weighted assets)	$60,089	16.81%	$ 28,594	8.00% (1)	N/A	N/A
Tier 1 capital (to risk-weighted assets)	55,467	15.52	14,297	4.00 (1)	N/A	N/A
Tier 1 capital (to average assets)	55,467	11.70	18,964	4.00 (1)	N/A	N/A

(1) Minimum requirements for bank holding companies. Bank holding companies with higher levels of risks, or that are experiencing or anticipating significant growth, are expected to maintain capital well above the minimums.

Off-Balance Sheet Arrangements

At December 31, 2010, we had issued commitments to extend credit of $19.4 million for home equity lines of credit, construction loans and commercial lines of credit. The commitments expire over periods from six months to ten years. Standby letters of credit totaled $615,000 at December 31, 2010.

Past experience indicates that many of these commitments to extend credit and standby letters of credit will expire unused. However, through our various sources of liquidity, we believe that we will have the necessary resources to fund these obligations should the need arise. See Note 19 to the consolidated audited financial statements for further information about financial instruments with off-balance sheet risk.

We are not involved in other off-balance sheet contractual relationships, and we have no unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same as the magnitude of the change in inflation.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Southcoast Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with appropriate management authorization, and accounting records are reliable for the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of Southcoast Financial Corporation's internal control over financial reporting as of December 31, 2010. In making our assessment, management has utilized the framework published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission "Internal Control-Integrated Framework." Based on our assessment, management has concluded that, as of December 31, 2010, the Company's internal control over financial reporting was effective.

Date: December 31, 2010


/s/L. Wayne Pearson
L. Wayne Pearson
President and Chief Executive Officer


/s/William C. Heslop
William C. Heslop
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Southcoast Financial Corporation and Subsidiaries
Mount Pleasant, South Carolina

We have audited the accompanying consolidated balance sheets of Southcoast Financial Corporation and Subsidiaries (the "Company") as of December 31, 2010 and 2009 and the related consolidated statements of income (loss), shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southcoast Financial Corporation and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Elliott Davis LLC

Charleston, South Carolina
March 10, 2011

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31, 2010	December 31, 2009
Assets		
Cash and due from banks	$ 20,061,687	$ 40,790,143
Federal funds sold	-	108,587
Cash and cash equivalents	20,061,687	40,898,730
Investment securities		
Available for sale	72,306,006	60,775,809
Federal Home Loan Bank stock, at cost	4,105,700	4,266,200
Loans held for sale	417,000	320,079
Loans, net	326,935,892	346,870,313
Property and equipment, net	22,447,556	22,692,344
Other real estate owned, net	8,923,211	9,789,410
Company owned life insurance	11,519,785	19,234,080
Other assets	11,609,432	16,560,328
Total assets	$ 478,326,269	$ 521,407,293
Liabilities		
Deposits		
Noninterest bearing	$ 28,855,563	$ 25,921,641
Interest bearing	315,746,759	342,615,299
Total deposits	344,602,322	368,536,940
Securities sold under agreements to repurchase	3,963,399	9,404,218
Borrowings on cash value of Company owned life insurance	-	7,640,636
Advances from Federal Home Loan Bank	69,000,000	74,000,000
Junior subordinated debentures	10,310,000	10,310,000
Other liabilities	4,672,532	6,434,707
Total liabilities	432,548,253	476,326,501
Commitments and contingencies – Notes 14 and 19		
Shareholders' equity		
Common stock, no par value, 20,000,000 shares authorized, 4,780,822 and 4,542,023 shares issued in 2010 and 2009, respectively	54,257,867	53,583,283
Retained deficit	(6,039,977)	(6,108,846)
Accumulated other comprehensive loss	(2,439,874)	(2,393,645)
Total shareholders' equity	45,778,016	45,080,792
Total liabilities and shareholders' equity	$ 478,326,269	$ 521,407,293

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income (Loss)

	For the years ended December 31,		
	2010	2009	2008
Interest income			
Loans and fees on loans	$ 18,869,197	$ 22,314,877	$ 27,423,131
Investment securities	2,524,358	2,460,823	3,470,030
Cash and federal funds sold	50,322	18,071	64,799
Total interest income	21,443,877	24,793,771	30,957,960
Interest expense			
Deposits	5,948,314	8,009,006	11,709,503
Other borrowings	2,950,925	3,216,455	3,496,196
Junior subordinated debentures	523,720	641,199	639,433
Total interest expense	9,422,959	11,866,660	15,845,132
Net interest income	12,020,918	12,927,111	15,112,828
Provision for loan losses	3,801,000	14,543,835	4,294,297
Net interest income (loss) after provision for loan losses	8,219,918	(1,616,724)	10,818,531
Noninterest income			
Service fees on deposit accounts	1,184,968	1,148,252	1,199,093
Gain on sale of mortgage loans	120,020	309,067	219,002
Gain on sale of investment securities	2,279,466	1,359,843	710,322
Other than temporary impairment charge on GSE preferred stock	-	-	(3,031,696)
Gain on sale of property and equipment	123,318	2,044	2,328,354
Company owned life insurance earnings	433,490	741,125	26,482
Other	195,565	216,590	324,300
Total noninterest income	4,336,827	3,776,921	2,575,857
Noninterest expenses			
Salaries and employee benefits	6,624,593	7,329,430	7,700,625
Occupancy	1,343,517	1,516,184	1,226,423
Furniture and equipment	1,453,064	1,356,419	1,192,832
Advertising and public relations	139,462	111,318	71,542
Professional fees	744,793	799,130	755,798
Travel and entertainment	165,221	187,040	255,153
Telephone, postage and supplies	347,778	358,675	406,137
Insurance	989,466	1,125,301	418,984
Oreo expenses, net	(471,974)	1,435,055	(350)
Other operating	1,345,058	1,406,236	1,375,671
Total noninterest expenses	12,680,978	15,624,788	13,402,815
Loss before income taxes	(124,233)	(13,464,591)	(8,427)
Income tax benefit	(193,102)	(4,541,179)	(225,279)
Net income (loss)	$ 68,869	$ (8,923,412)	$ 216,852
Basic net income (loss) per common share	$ 0.01	$ (1.97)	$ 0.05
Diluted net income (loss) per common share	$ 0.01	$ (1.97)	$ 0.05
Weighted average number of common shares outstanding			
Basic	4,624,643	4,532,149	4,631,135
Diluted	4,624,643	4,532,149	4,631,135

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
Years ended December 31, 2010, 2009 and 2008

	Common Stock		Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	Amount			
Balance, December 31, 2007	5,009,903	$ 60,157,384	$ 2,597,714	$ (13,791)	$ 62,741,307
Net income			216,852		216,852
Other comprehensive loss:					
Unrealized losses on securities available for sale, net of taxes of $ 1,282,042				(2,279,178)	(2,279,178)
Unrealized losses on derivative instruments, net of taxes of $ 121,585				(216,150)	(216,150)
Less reclassification adjustment for losses included in net income, net of taxes of $ 835,695				1,485,679	1,485,679
Comprehensive loss					(792,797)
Shares repurchased and retired	(508,593)	(6,857,392)			(6,857,392)
Employee stock purchase plan	12,153	141,986			141,986
Balance, December 31, 2008	4,513,463	$ 53,441,978	$ 2,814,566	$ (1,023,440)	$ 55,233,104
Net loss			(8,923,412)		(8,923,412)
Other comprehensive loss:					
Unrealized losses on securities available for sale, net of taxes of $ 379,408				(674,501)	(674,501)
Unrealized gains on derivative instruments, net of taxes of $ 98,210				174,596	174,596
Less reclassification adjustment for gains included in net income, net of taxes of $ 489,543				(870,300)	(870,300)
Comprehensive loss					(10,293,617)
Employee stock purchase plan	28,560	141,305			141,305
Balance, December 31, 2009	4,542,023	$ 53,583,283	$ (6,108,846)	$ (2,393,645)	$ 45,080,792
Net income			68,869		68,869
Other comprehensive income:					
Unrealized gains on securities available for sale, net of taxes of $ 676,054				1,201,873	1,201,873
Unrealized gains on derivative instruments, net of taxes of $ 118,550				210,756	210,756
Less reclassification adjustment for gains included in net income, net of taxes of $820,608				(1,458,858)	(1,458,858)
Comprehensive income					22,640
Proceeds from issuance of shares pursuant to private offering to directors and officers, net of offering costs of $ 22,898	196,996	531,846			531,846
Employee stock purchase plan	41,803	142,738			142,738
Balance, December 31, 2010	4,780,822	$ 54,257,867	$ (6,039,977)	$ (2,439,874)	$ 45,778,016

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For the years ended December 31,		
	2010	2009	2008
Operating activities			
Net income (loss)	$ 68,869	$ (8,923,412)	$ 216,852
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
(Increase) decrease in deferred income taxes	314,051	(1,219,635)	(1,564,865)
Provision for loan losses	3,801,000	14,543,835	4,294,297
Depreciation	1,070,417	1,213,768	1,153,703
Discount accretion and premium amortization	495,253	69,086	(85,634)
Origination of loans held for sale	(8,902,469)	(25,900,543)	(16,555,984)
Proceeds from sale of loans held for sale	8,805,548	25,997,464	16,522,984
Gain on sale of investment securities	(2,279,466)	(1,359,843)	(710,322)
Other than temporary impairment on GSE preferred stock	-	-	3,031,696
Gain on sale of property and equipment	(123,318)	(2,044)	(2,328,354)
(Gain) loss on sale of other real estate owned	(662,591)	372,213	(350)
Provision for impairment on other real estate owned	190,617	1,062,842	-
Deferred gain on sale of other real estate owned	-	(85,467)	-
Deferred gain on sale of property and equipment	-	(185,879)	-
Increase in value of Company owned life insurance	(433,490)	(741,125)	(826,482)
(Increase) decrease in other assets	5,298,006	(6,010,205)	(963,270)
Increase (decrease) in other liabilities	(1,762,175)	1,413,930	1,205,219
Net cash provided by operating activities	5,880,252	244,985	3,389,490
Investing activities			
Proceeds from maturities/calls of available for sale securities	8,688,443	6,857,559	8,257,429
Proceeds from sales of available for sale securities	105,101,794	38,445,188	31,588,280
Purchases of available for sale securities	(124,243,611)	(49,514,803)	(42,530,403)
Purchases of Federal Home Loan Bank stock	-	(971,700)	(4,305,300)
Sales of Federal Home Loan Bank stock	160,500	1,215,000	3,937,500
(Increase) decrease in loans, net	7,092,235	20,759,267	(31,345,561)
Purchases of property and equipment	(825,629)	(395,017)	(1,174,227)
Capital expenditures on other real estate owned	(322,077)	(186,981)	-
Proceeds from redemptions of Company owned life insurance	8,147,785	-	2,801,446
Proceeds from sales of other real estate owned	10,001,436	5,786,283	2,164,230
Proceeds from sales of property and equipment	823,318	775,313	5,271,125
Net cash provided by (used for) investing activities	14,624,194	22,770,109	(25,335,481)
Financing activities			
Net increase (decrease) in deposits	(23,934,618)	1,726,244	24,055,875
Increase (decrease) in other borrowings and repurchase agreements	(18,081,455)	(6,545,483)	16,359,936
Repurchase of stock	-	-	(6,857,392)
Net proceeds from issuances of stock	674,584	141,305	141,986
Net cash provided by (used for) financing activities	(41,341,489)	(4,677,934)	33,700,405
Net increase (decrease) in cash and cash equivalents	(20,837,043)	18,337,160	11,754,414
Cash and cash equivalents, beginning of year	40,898,730	22,561,570	10,807,156
Cash and cash equivalents, end of year	$ 20,061,687	$ 40,898,730	$ 22,561,570
Cash paid for			
Interest	**$ 9,523,004**	**$ 13,163,478**	**$ 15,326,276**
Income taxes	**$ 622,367**	**$ 1,001,779**	**$ 1,778,345**
Supplemental noncash investing and financing activities:			
Foreclosures on loans	**$ 9,041,186**	**$ 14,949,657**	**$ 4,044,926**
Change in unrealized losses on available-for-sale securities	**$ 305,851**	**$ 2,413,752**	**$ 1,239,846**
Change in unrealized (gains) and losses on derivative instruments	**$ (329,306)**	**$ (272,806)**	**$ 337,735**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Southcoast Financial Corporation (the "Company") is a South Carolina corporation organized in 1999 for the purpose of being a holding company for Southcoast Community Bank (the "Bank"). During 2004, Southcoast Investments, Inc. was formed as a wholly-owned subsidiary of the Company. Southcoast Investments, Inc. was formed primarily to hold properties of the Company and Bank. The Company's primary purpose is that of owning the Bank. The Company is regulated by the Federal Reserve Board. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Bank was incorporated in 1998 and operates as a South Carolina chartered bank providing full banking services to its customers. The Bank is subject to regulation by the South Carolina State Board of Financial Institutions and the Federal Deposit Insurance Corporation. During 2005, the Company formed Southcoast Capital Trust III for the purpose of issuing trust preferred securities. In accordance with current accounting guidance, the Trust is not consolidated in these financial statements.

Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the South Carolina counties of Charleston, Berkeley, Dorchester, and Beaufort. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. The only loan concentrations to classes of borrowers or industries that would be similarly affected by economic conditions of which management is aware are for residential mortgage loans, commercial real estate loans, and construction and land development loans to borrowers who are geographically concentrated in the Company's market area. These concentrations of mortgage, commercial, and construction loans totaled $156,765,971, $92,480,853, and $51,366,334, respectively, at December 31, 2010, representing 46.59%, 27.49%, and 15.27%, respectively, of total loans receivable and 342.45%, 202.02%, and 112.21%, respectively, of total equity.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g., principal deferral periods, loans with initial interest-only periods, adjustable rate loans, etc.), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loans' being fully paid (i.e., balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of Management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with, and sells its federal funds to, high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash on hand and due from banks, federal funds sold and securities purchased under agreements to resell. Generally, federal funds are sold for a one-day period and securities purchased under agreements to resell mature in less than 90 days.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES – *(continued)*

Investment Securities - The Company accounts for investment securities in accordance with generally accepted accounting principles, which require investments in equity and debt securities to be classified into three categories:

Available-for-sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income). Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Premiums and discounts are amortized into interest income by a method that approximates a level yield.

Held-to-maturity: These are debt securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company has no held to maturity securities.

Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

Loans Held-for-Sale - Loans held-for-sale consist of 1 - 4 family residential mortgage loans. They are reported at the lower of cost or market value on an aggregate loan basis. Net unrealized losses, if any, are recognized through a valuation allowance. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of loans sold.

The Bank enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, if material, along with any related fees received from potential borrowers, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. Due to the small amount and frequent turnover of loans held-for-sale, the derivative value is considered immaterial.

Loans and Interest Income on Loans – Loans are stated at the principal balance outstanding. The allowance for loan losses is deducted from total loans on the balance sheet. Interest income is recognized on an accrual basis over the term of the loan based on the principal amount outstanding.

Loans are generally placed on non-accrual status when principal or interest becomes contractually ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal. Loans are not returned to accrual status unless principal and interest are current and the borrower demonstrates the ability to continue making payments as agreed. Loans on non-accrual status, as well as real estate acquired through foreclosure or deed taken in lieu of foreclosure, are considered non-performing assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES – *(continued)*

Allowance for Loan Losses - The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the estimated losses inherent in the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.

The Company accounts for impaired loans in accordance with generally accepted accounting principles which require that all lenders value each loan at the lesser of the loan's principal balance or fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. Generally, the Company accounts for impaired loans based on the value of the loans' underlying collateral.

Generally accepted accounting principles require that when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are to be applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are to be applied to interest income, to the extent that any interest has been foregone. Further cash receipts are to be recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

As of December 31, 2010 and 2009, the Company's impaired loans totaled $22,821,357 and $27,116,617, respectively, as discussed in Note 6.

Property and Equipment - Property, furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale, or other disposition, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Other Real Estate Owned – Other real estate owned includes real estate acquired through foreclosure or deed in lieu of foreclosure. Other real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. Any write-downs at the dates of acquisition are charged to the allowance for loan losses. Expenses to maintain such assets, subsequent write-downs, and gains and losses on disposal are included in other expenses.

Company Owned Life Insurance – Company owned life insurance represents the cash value of policies on certain current and former officers of the Bank. The Company liquidated $8,147,785 and $2,801,446 of these policies during 2010 and 2008, respectively.

Income Taxes - The financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes, versus for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with generally accepted accounting principles, which require that deferred tax assets and liabilities be recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The provision also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES – *(continued)*

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising and public relations costs of $139,462, $111,318, and $71,542 were included in the Company's results of operations for 2010, 2009 and 2008, respectively.

Net Income (Loss) Per Common Share – Net income (loss) per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with generally accepted accounting principles. The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per share.

Statement of Cash Flows - For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due From Banks" and "Federal Funds Sold." Cash and cash equivalents have an original maturity of three months or less.

Recently Issued Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In January 2010, fair value guidance was amended to require disclosures for significant amounts transferred in and out of Levels 1 and 2 and the reasons for such transfers, and to require that gross amounts of purchases, sales, issuances and settlements be provided in the Level 3 reconciliation. Disaggregation of classes of assets and liabilities is also required. The new disclosures are effective for the Company for the current year and have been reflected in Note 26.

In March 2010, guidance related to derivatives and hedging was amended to exempt embedded credit derivative features related to the transfer of credit risk from potential bifurcation and separate accounting. Embedded features related to other types of risk and other embedded credit derivative features are not exempt from potential bifurcation and separate accounting. The amendments were effective for the Company on July 1, 2010. These amendments had no impact on the financial statements.

In July 2010, the Receivables topic of the ASC was amended to require expanded disclosures related to a company's allowance for credit losses and the credit quality of its financing receivables. The amendments will require the allowance disclosures to be provided on a disaggregated basis.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which significantly changes the regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes several provisions that will affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future. Among other things, these provisions abolish the Office of Thrift Supervision and transfer its functions to the other federal banking agencies, relax rules regarding interstate branching, allow financial institutions to pay interest on business checking accounts, change the scope of federal deposit insurance coverage, and impose new capital requirements on bank and thrift holding companies. The Dodd-Frank Act also establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which will be given the authority to promulgate consumer protection regulations applicable to all entities offering consumer financial services or products, including banks. Additionally, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting originator compensation, minimum repayment standards, and pre-payments. Management is actively reviewing the provisions of the Dodd-Frank Act and assessing its probable impact on our business, financial condition, and results of operations.

In August 2010, two updates were issued to amend various SEC rules and schedules pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies and based on the issuance of SEC Staff Accounting Bulletin 112. The amendments related primarily to business combinations and removed references to "minority interest" and added references to "controlling" and "noncontrolling interests(s)." The updates were effective upon issuance but had no impact on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES – *(continued)*

Risks and Uncertainties - In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment portfolios that results from a borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operating restrictions as a result of the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 - STOCK BUYBACK

During 2008 the Company repurchased 508,593 shares of its common stock for an aggregate purchase price of $6,857,392. The repurchases were effected through two separate buyback authorizations by the Company's Board of Directors during 2007 and 2008.

NOTE 3 - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2010 and 2009, the Bank met these requirements.

NOTE 4 - FEDERAL FUNDS SOLD

When the Bank's cash reserves (Note 3) are in excess of the required amount, it may lend the excess to other banks on a daily basis. As of December 31, 2010 and 2009, federal funds sold amounted to $0 and $108,587, respectively.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 5 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are as follows:

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale				
Mortgage backed	$ 59,407,202	$ 142,198	$ 985,935	$ 58,563,465
Municipal securities	12,257,174	90,523	259,908	12,087,789
Other (1)	4,659,464	-	3,004,712	1,654,752
Total	$ 76,323,840	$ 232,721	$ 4,250,555	$ 72,306,006

(1) Includes trust preferred and other equity securities

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale				
Mortgage backed	$ 52,239,896	$ 415,749	$ 801,319	$ 51,854,326
Municipal securities	7,195,637	101,185	81,095	7,215,727
Other (1)	4,650,721	-	2,944,965	1,705,756
Total	$ 64,086,254	$ 516,934	$ 3,827,379	$ 60,775,809

(1) Includes trust preferred and other equity securities

The following tables show gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010 and 2009.

Available-for-Sale

	December 31, 2010					
	Less than twelve months		Twelve months or more		Total	
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
Mortgage backed	$ 38,868,650	$ 904,061	$ 1,056,758	$ 81,874	$ 39,925,408	$ 985,935
Municipal securities	6,782,898	210,605	446,500	49,303	7,229,398	259,908
Other	-	-	694,752	3,004,712	694,752	3,004,712
Total	$ 45,651,548	$ 1,114,666	$ 2,198,010	$ 3,135,889	$ 47,849,558	$ 4,250,555

	December 31, 2009					
	Less than twelve months		Twelve months or more		Total	
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
Mortgage backed	$ 15,072,875	$ 454,116	$ 3,090,849	$ 347,203	$ 18,163,724	$ 801,319
Municipal securities	2,025,865	25,516	1,416,119	55,579	3,441,984	81,095
Other	-	-	745,756	2,944,965	745,756	2,944,965
Total	$ 17,098,740	$ 479,632	$ 5,252,724	$ 3,347,747	$ 22,351,464	$ 3,827,379

NOTE 5 - INVESTMENT SECURITIES – *(continued)*

Securities classified as available-for-sale are recorded at fair market value. Securities in a continuous loss position for twelve months or more totaled $3,135,889, or five securities comprising 74% of total unrealized losses, and $3,347,747, or eight securities comprising 87% of total unrealized losses, at December 31, 2010 and 2009, respectively. The Company does not intend to sell these securities, and it is more likely than not that the Company will not be required to sell these securities before recovery of their amortized cost. The Company believes, based on industry analyst reports, credit ratings, and its own and others' other-than-temporary loss impairment evaluations, that the deterioration in value is attributable to a combination of changes in market interest rates and, in some cases, the lack of liquidity in these securities, and is not in the credit quality of the issuer, and, therefore, these losses are not considered other-than-temporary.

The unrealized loss attributable to other securities relates to market valuations on two individual pooled trust preferred securities. These securities are considered Level 3 securities in the fair value hierarchy, as they both trade in less than liquid markets. The valuations of these securities reflect the lack of liquidity in these securities. One of the securities is receiving contractual interest payments, while the other is receiving payment-in-kind interest, which consists of capitalization of interest amounts due on the security. The Company evaluates these securities each quarter for other-than-temporary impairment based on projected cash flows. Due to the over collateralized credit position of the security currently receiving interest payments, no other-than-temporary impairment was recognized on this security. The Company has engaged a third party firm specializing in securities valuations to evaluate the security receiving payment-in-kind interest for potential other-than-temporary impairment. This firm performed a discounted cash flow analysis in order to arrive at a calculation showing no other-than-temporary impairment. This analysis was performed with relevant assumptions about projected default probabilities for the underlying issuers in this security. The credit quality of these securities is directly related to the financial strength and ability to make contractual interest payments of the underlying issuers in these securities, most of which are banks. As such, these securities may show other-than-temporary impairment in future periods if the financial condition of the underlying issuers in these securities deteriorates.

During 2008 the Company recognized other-than-temporary impairment charges of $3,031,696 on its GSE preferred stock holdings in Fannie Mae and Freddie Mac. These holdings were sold during 2009.

The amortized costs and fair values of investment securities available for sale at December 31, 2010 by contractual maturity are shown in the following table. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage backed securities are not assigned to maturity categories because amortizing principal payments are received monthly and most of the underlying mortgages are expected to be paid off prior to maturity.

	Amortized Cost	Fair Value
Due after five but within ten years	$ 2,313,641	$ 2,354,238
Due after ten years	14,452,997	11,238,303
Mortgage backed	59,407,202	58,563,465
Equity securities with no maturity	150,000	150,000
Total investment securities available-for-sale	$ 76,323,840	$ 72,306,006

Investment securities with an aggregate amortized cost of $28,767,222 and estimated fair value of $28,515,970 at December 31, 2010, were pledged to secure public deposits and for other purposes, as required or permitted by law.

Investment securities with an aggregate amortized cost of $5,615,212 and estimated fair value of $5,539,587 at December 31, 2010, were pledged to secure securities sold under agreements to repurchase.

Gross realized gains on sales of available-for-sale securities were $2,279,466, $1,359,843, and $710,322 in 2010, 2009, and 2008, respectively. There were no gross realized losses on sales of available-for-sale securities during 2010, 2009, or 2008. Proceeds from the sale of securities totaled $105,170,499, $38,445,188, and $31,588,280 in 2010, 2009, and 2008, respectively.

Federal Home Loan Bank stock, at cost - The Bank, as a member institution of the Federal Home Loan Bank of Atlanta (FHLBA), is required to own capital stock in the FHLB based generally upon the balance of residential mortgage loans pledged and FHLB borrowings. The stock is pledged to secure FHLB borrowings. No ready market exists for this stock, and it has no quoted market value. However, redemption of this stock has historically been at par value.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 6 - LOANS

The composition of loans by major loan category is presented below:

(Dollars in thousands)

	December 31,	
	2010	**2009**
Real estate secured loans:		
Residential 1-4 Family	$ 156,766	$ 157,236
Multifamily	6,657	5,777
Commercial	92,481	98,639
Construction and land development	51,366	62,194
Total real estate secured loans	307,270	323,846
Commercial and industrial	26,242	29,231
Consumer	2,372	2,987
Other	565	848
Total gross loans	336,449	356,912
Allowance for loan losses	(9,513)	(10,042)
	$ 326,936	$ 346,870

At December 31, 2010 and 2009, non-accrual loans totaled $19,612,888 and $19,293,533, respectively. The gross interest income which would have been recorded under the original terms of non-accrual loans amounted to $793,211, $301,788 and $357,565 in 2010, 2009, and 2008, respectively. At December 31, 2010 and 2009, loans with troubled debt restructures totaled $3,208,469 and $1,850,000, respectively. The gross interest income that would have been recognized on loans with troubled debt restructures according to the original loan terms during 2010 totaled $228,529; actual interest income recognized on these loans according to the restructured terms totaled $190,162. The gross interest income that would have been recognized on loans with troubled debt restructures according to the original loan terms during 2009 totaled $122,962; actual interest income recognized on these loans according to the restructured terms totaled $86,048. At December 31, 2010 and 2009, impaired loans (which include non-accrual loans) totaled $22,821,357 and $27,116,617, respectively. As of December 31, 2010, loans totaling $127,653,024 were pledged to the FHLB as collateral for borrowings from the FHLB (see Note 11).

NOTE 6 – LOANS – *(continued)*

The Company uses a numerical grading system from 1 to 9 to assess the credit risk inherent in its loan portfolio, with Grade 1 loans having the lowest credit risk and Grade 9 loans having the highest credit risk. The risk percentages assigned to these credit grades are dependent on loan type and are discussed in detail in Management's Discussion and Analysis. Loans with credit grades from 1 to 5 are considered passing grade, or acceptable, loans. Loans with grades from 6 to 9 are considered to have less than acceptable credit quality. Generally, impaired loans have credit grades of 7 or higher. Following is a listing and brief description of the various risk grades. The grading of individual loans may involve the use of estimates.

Credit Grade	Description
1	Loans secured by cash collateral.
2	Loans secured by readily marketable collateral.
3	Top quality loans with excellent repayment sources and no significant identifiable risk of collection.
4	Acceptable loans with adequate repayment sources and little identifiable risk of collection.
5	Acceptable loans with signs of weakness as to repayment or collateral, but with mitigating factors that minimize the risk of loss.
6	Watch List or Special Mention loans with underwriting tolerances and/or exceptions with no mitigating factors that may, due to economic or other factors, increase the risk of loss.
7	Classified substandard loans inadequately protected by the paying capacity or worth of the obligor, or of the collateral. Weaknesses jeopardize the liquidation of the debt.
8	Classified doubtful loans in which collection or liquidation in full is highly improbable.
9	Classified loss loans that are uncollectible and of such little value that continuance as an asset is not warranted.

NOTE 6 – LOANS – *(continued)*

The following tables provide a summary of our credit risk profile by loan categories as of December 31, 2010 and 2009.
(Dollars in thousands)

	Real Estate Secured							
	Residential 1-4 Family		Multi Family		Commercial		Construction and Land Development	
Grade	2010	2009	2010	2009	2010	2009	2010	2009
1	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
2	-	-	-	-	-	-	-	-
3	33,374	28,534	-	-	5,770	10,552	5,899	5,872
4	67,724	81,549	745	1,181	28,268	38,681	13,257	20,268
5	41,960	31,100	3,030	3,062	38,308	29,427	17,013	18,334
6	3,585	4,746	396	-	7,857	10,440	701	9,945
7	7,978	9,221	1,315	1,279	10,272	6,546	12,674	2,891
8	2,145	2,086	1,171	255	2,006	2,993	1,822	4,884
9	-	-	-	-	-	-	-	-
Total	$ 156,766	$ 157,236	$ 6,657	$ 5,777	$ 92,481	$ 98,639	$ 51,366	$ 62,194

	Non-Real Estate Secured							
	Commercial and Industrial		Consumer		Other		Total Loans	
Grade	2010	2009	2010	2009	2010	2009	2010	2009
1	$ 1,416	$ 1,572	$ 52	$ 35	$ -	$ -	$ 1,468	$ 1,607
2	-	-	-	-	-	-	-	-
3	1,959	1,623	293	342	204	-	47,499	46,923
4	4,865	12,405	334	754	301	593	115,494	155,431
5	14,964	11,522	1,542	1,410	60	61	116,877	94,916
6	971	1,026	23	13	-	194	13,533	26,364
7	2,067	824	128	395	-	-	34,434	21,156
8	-	259	-	38	-	-	7,144	10,515
9	-	-	-	-	-	-	-	-
Total	$ 26,242	$ 29,231	$ 2,372	$ 2,987	$ 565	$ 848	$ 336,449	$ 356,912

	Residential - Prime		Residential - Subprime (1)		Residential Total	
Grade	2010	2009	2010	2009	2010	2009
Pass	$ 139,572	$ 137,429	$ 3,486	$ 3,754	$ 143,058	$ 141,183
Special Mention	3,585	4,746	-	-	3,585	4,746
Substandard	6,480	5,335	1,498	3,886	7,978	9,221
Doubtful	1,592	1,099	553	987	2,145	2,086
Total	$ 151,229	$ 148,609	$ 5,537	$ 8,627	$ 156,766	$ 157,236

(1) 1-4 Family Residential loans where the borrower has a credit score less than 660 *and* a debt to income ratio over 50%.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 6 – LOANS – *(continued)*

The following tables provide a summary of past due loans by loan category as of December 31, 2010 and 2009.

(Dollars in thousands)

2010	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Real Estate Secured							
1-4 Family Residential	$ 4,601	$ 1,018	$ 3,554	$ 9,173	$ 147,593	$ 156,766	$ 44
Multi Family Residential	-	-	1,171	1,171	5,486	6,657	-
Commercial Real Estate	4,815	1,437	4,908	11,160	81,321	92,481	-
Construction and Land Development	202	182	1,899	2,283	49,083	51,366	-
Non Real Estate Secured							
Commercial and Industrial	612	157	526	1,295	24,947	26,242	-
Consumer and Other	45	40	9	94	2,843	2,937	-
Total	$ 10,275	$ 2,834	$ 12,067	$ 25,176	$ 311,273	$ 336,449	$ 44

2009	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Recorded Investment > 90 Days and Accruing
Real Estate Secured							
1-4 Family Residential	$ 4,840	$ 1,241	$ 4,535	$ 10,616	$ 146,620	$ 157,236	$ -
Multi Family Residential	-	968	255	1,223	4,554	5,777	-
Commercial Real Estate	1,358	1,335	4,045	6,738	91,901	98,639	-
Construction and Land Development	1,180	1,129	5,531	7,840	54,354	62,194	-
Non Real Estate Secured							
Commercial and Industrial	131	53	267	451	28,780	29,231	-
Consumer and Other	11	17	88	116	3,719	3,835	-
Total	$ 7,520	$ 4,743	$ 14,721	$ 26,984	$ 329,928	$ 356,912	$ -

NOTE 6 – LOANS – *(continued)*

The following table provides a summary of nonaccrual loans as of December 31, 2010 and 2009.

(Dollars in thousands)

	2010	2009
1-4 Family Residential Prime	$ 3,674	$ 2,767
1-4 Family Residential Subprime (1)	1,175	3,609
Multi Family Residential	1,171	255
Commercial Real Estate	8,771	4,922
Construction and Land Development	3,890	7,157
Commercial and Industrial	923	466
Consumer and Other	9	117
Total	**$ 19,613**	**$ 19,293**

(1) 1-4 Family Residential loans where the borrower has a credit score less than 660 *and* a debt to income ratio over 50%.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 6 – LOANS – *(continued)*

The following tables provide a year to date analysis of activity within the allowance for loan losses.

(Dollars in thousands)

	December 31, 2010	December 31, 2009	December 31, 2008
Balance, beginning of year	$ 10,042	$ 7,410	$ 4,298
Provision for loan losses	3,801	14,544	4,294
Net charge offs	(4,330)	(11,912)	(1,182)
Balance, end of year	$ 9,513	$ 10,042	$ 7,410

For the Year Ended December 31, 2010

	Beginning Balance	Charge Offs	Recoveries	Provisions	Ending Allowance for Loan Losses: General Reserves	Specific Reserves	Total
Real Estate Secured							
1-4 Family Residential	$ 2,163	$ 1,327	$ 22	$ 1,674	$ 1,723	$ 809	$ 2,532
Multi Family Residential	64	50	-	344	69	289	358
Commercial Real Estate	2,454	805	256	(642)	737	526	1,263
Construction and Land Development	2,413	2,292	33	2,818	2,333	639	2,972
Non Real Estate Secured							
Commercial and Industrial	683	63	23	(24)	619	-	619
Consumer and Other	106	132	5	145	124	-	124
Other							
Other General Reserves	1,350	-	-	(5)	1,345	-	1,345
Unallocated	809	-	-	(509)	300	-	300
Total	**$ 10,042**	**$ 4,669**	**$ 339**	**$ 3,801**	**$ 7,250**	**$ 2,263**	**$ 9,513**

For the Year Ended December 31, 2009

	Beginning Balance	Charge Offs	Recoveries	Provisions	Ending Allowance for Loan Losses: General Reserves	Specific Reserves	Total
Real Estate Secured							
1-4 Family Residential	$ 1,251	$ 2,623	$ 14	$ 3,521	$ 1,645	$ 518	$ 2,163
Multi Family Residential	22	126	-	168	64	-	64
Commercial Real Estate	951	1,133	-	2,636	698	1,756	2,454
Construction and Land Development	3,501	6,496	-	5,408	1,048	1,365	2,413
Non Real Estate Secured							
Commercial and Industrial	722	1,505	39	1,427	683	-	683
Consumer and Other	39	82	-	149	106	-	106
Other							
Other General Reserves	231	-	-	1,119	1,350	-	1,350
Unallocated	693	-	-	116	809	-	809
Total	**$ 7,410**	**$ 11,965**	**$ 53**	**$ 14,544**	**$ 6,403**	**$ 3,639**	**$ 10,042**

NOTE 6 – LOANS – *(continued)*

Impaired loans with a balance of $250,000 or more are evaluated individually for impairment. The following tables provide summaries and totals of loans individually and collectively evaluated for impairment as of December 31, 2010 and 2009.

(Dollars in thousands)

Loans Receivable:

	As of December 31, 2010		
	Individually evaluated for impairment	Collectively evaluated for impairment	Total
Real Estate Secured			
1-4 Family Residential	$ 4,678	$ 152,088	$ 156,766
Multi Family Residential	1,993	4,664	6,657
Commercial Real Estate	8,262	84,219	92,481
Construction and Land Development	4,270	47,096	51,366
Non Real Estate Secured			
Commercial and Industrial	-	26,242	26,242
Consumer and Other	-	2,937	2,937
Total:	**$ 19,203**	**$ 317,246**	**$ 336,449**

Loans Receivable:

	As of December 31, 2009		
	Individually evaluated for impairment	Collectively evaluated for impairment	Total
Real Estate Secured			
1-4 Family Residential	$ 3,934	$ 153,302	$ 157,236
Multi Family Residential	255	5,522	5,777
Commercial Real Estate	8,711	89,928	98,639
Construction and Land Development	9,802	52,392	62,194
Non Real Estate Secured			
Commercial and Industrial	-	29,231	29,231
Consumer and Other	-	3,835	3,835
Total:	**$ 22,702**	**$ 334,210**	**$ 356,912**

NOTE 6 – LOANS – *(continued)*

(Dollars in thousands)

Impaired Loans
For the Years Ended December 31, 2010 and 2009

2010	Recorded Investment (1)	Unpaid Principal Balance	Related Allowance	Life to Date Charge offs	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:						
1-4 Family Residential Prime	$ 1,904	$ 1,904	$ -	$ 832	$ 2,184	$ -
1-4 Family Residential Subprime (2)	240	240	-	86	261	-
Multi Family Residential	410	410	-	-	577	-
Commercial Real Estate	5,412	5,412	-	598	5,490	-
Construction and Land Development	1,101	1,101	-	576	1,358	-
Commercial and Industrial	-	-	-	-	-	-
Consumer and Other	-	-	-	-	-	-
With an allowance recorded:						
1-4 Family Residential Prime	$ 1,181	$ 1,851	$ 670	$ -	$ 1,693	$ 8
1-4 Family Residential Subprime (2)	544	683	139	-	583	-
Multi Family Residential	1,294	1,583	289	13	1,322	4
Commercial Real Estate	2,324	2,850	526	-	2,240	-
Construction and Land Development	2,530	3,169	639	655	2,861	15
Commercial and Industrial	-	-	-	-	-	
Consumer and Other	-	-	-	-	-	
Total:						
1-4 Family Residential Prime	$ 3,085	$ 3,755	$ 670	$ 832	$ 3,877	$ 8
1-4 Family Residential Subprime (2)	784	923	139	86	844	-
Multi Family Residential	1,704	1,993	289	13	1,899	4
Commercial Real Estate	7,736	8,262	526	598	7,730	-
Construction and Land Development	3,631	4,270	639	1,231	4,219	15
Commercial and Industrial	-	-	-	-	-	-
Consumer and Other	-	-	-	-	-	-
Total	**$ 16,940**	**$ 19,203**	**$ 2,263**	**$ 2,760**	**$ 18,569**	**$ 27**

NOTE 6 – LOANS – *(continued)*

(Dollars in thousands)

2009	Recorded Investment (1)	Unpaid Principal Balance	Related Allowance	Life to Date Charge offs	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:						
1-4 Family Residential Prime	$ 522	$ 522	$ -	$ 546	$ 880	$ -
1-4 Family Residential Subprime (2)	895	895	-	-	897	-
Multi Family Residential	255	255	-	126	351	-
Commercial Real Estate	1,199	1,199	-	695	1,683	-
Construction and Land Development	4,011	4,011	-	2,380	5,354	76
With an allowance recorded:						
1-4 Family Residential Prime	$ 685	$ 981	$ 296	$ 426	$ 1,526	$ -
1-4 Family Residential Subprime (2)	1,314	1,536	222	261	1,657	-
Multi Family Residential	-	-	-	-	-	-
Commercial Real Estate	5,756	7,512	1,756	400	7,380	41
Construction and Land Development	4,426	5,791	1,365	1,873	5,785	12
Total:						
1-4 Family Residential Prime	$ 1,207	$ 1,503	$ 296	$ 972	$ 2,406	$ -
1-4 Family Residential Subprime (2)	2,209	2,431	222	261	2,554	-
Multi Family Residential	255	255	-	126	351	-
Commercial Real Estate	6,955	8,711	1,756	1,095	9,063	41
Construction and Land Development	8,437	9,802	1,365	4,253	11,139	88
Total	**$ 19,063**	**$ 22,702**	**$ 3,639**	**$ 6,707**	**$ 25,513**	**$ 129**

(1) Impaired balance less specific reserve

(2) 1-4 Family Residential loans where the borrower has a credit score less than 660 *and* a debt to income ratio over 50%.

NOTE 7 - PROPERTY AND EQUIPMENT

Components of property and equipment are as follows:

	Estimated Useful Lives	December 31, 2010	December 31, 2009
Land		$ 7,754,555	$ 7,421,889
Furniture and equipment	3-10 years	4,488,462	4,590,940
Buildings and improvements	5-40 years	14,302,530	14,746,738
Construction in process		867,790	-
		27,413,337	26,759,567
Less accumulated depreciation		(4,965,781)	(4,067,223)
		$ 22,447,556	$ 22,692,344

Construction in process consisted of ongoing improvements to a future loan production facility in the Hilton Head market. The Company has no commitments or contracts associated with future construction of this facility.

Depreciation expense for the years ended December 31, 2010, 2009, and 2008 was $1,070,417, $1,213,768, and $1,153,703, respectively.

In 2010, the Company received sales proceeds totaling $823,318 on a property with a net book value of $700,000, recognizing a gain on sale totaling $123,318.

In 2009, the Company received sales proceeds totaling $775,313 on properties with an aggregate net book value of $587,390, recognizing gains on sale totaling $187,923. Of this gain, $185,879 was classified as a deferred gain due to the Company's financing arrangement on the sale. This gain will be recognized into income when the borrower achieves a required level of equity investment in accordance with the relevant accounting guidance governing seller financed real estate sales transactions.

In 2008, the Company received sales proceeds totaling $5,271,125 on properties with an aggregate net book value of $2,942,771, recognizing gains on sale totaling $2,328,354 as a result of the transactions. The majority of this gain was attributable to the sale of land adjacent to the Company's Johns Island branch location, which netted the Company a gain of $2,330,246.

In 2007, the Company received sales proceeds totaling $2,112,192 on properties with an aggregate net book value of $587,035, realizing gains on sale totaling $1,525,157 as a result of the transactions. The Company deferred recognition on $1,500,141 of this amount due to a sale-leaseback transaction on the property sold (the Company's Johns Island branch location) and recognized an annual reduction in lease expense as discussed in Note 16. The Company repurchased the property during 2010 and netted the remaining deferred gain of $1,350,117 against the basis of the property. At December 31, 2010, the Company has a carrying basis of $784,755 on the property, with $458,063 allocable to the building net of depreciation and $326,692 allocable to land.

NOTE 8 – OTHER REAL ESTATE OWNED

The aggregate carrying amount of other real estate owned at December 31, 2010 and 2009 was $8,923,211 and $9,789,410, respectively. All of the Company's other real estate owned represents properties acquired through foreclosure or deed in lieu of foreclosure. The following table details the change in this balance during 2009 and 2010.

	Year Ended December 31 2010	Year Ended December 31 2009
Real estate acquired in settlement of loans, beginning of period	$ 9,789,410	$ 2,074,147
New real estate acquired in settlement of loans at lower of fair value or principal balance	8,341,186	14,664,153
Capital expenditures on real estate acquired in settlement of loans	322,077	186,981
Sales of real estate acquired in settlement of loans	(10,001,436)	(5,786,283)
Gain (loss) on sale of real estate acquired in settlement of loans	662,591	(372,213)
Deferred gain on sale of real estate acquired in settlement of loans	-	85,467
Less: Impairment provision	(190,617)	(1,062,842)
Real estate acquired in settlement of loans, end of period	$ 8,923,211	$ 9,789,410

NOTE 8 – OTHER REAL ESTATE OWNED – *(continued)*

The types of property in other real estate owned at December 31, 2010 and 2009 included commercial office properties, commercial lots, residential 1-4 family lots and homes under construction, residential 1-4 family homes, and multifamily properties. Residential 1-4 family lots and homes under construction represented the largest single property type of other real estate owned, totaling $4,256,012 and $5,078,563 at December 31, 2010 and 2009, respectively.

NOTE 9 - DEPOSITS

The following is a detail of deposit accounts:

	December 31, 2010	December 31, 2009
Noninterest bearing deposits	$ 28,855,563	$ 25,921,641
Interest bearing		
NOW	46,091,615	41,055,899
Money market	32,936,263	32,320,236
Savings	15,528,872	3,178,248
Time, less than $100,000	169,341,209	210,435,631
Time, $100,000 and over	51,848,800	55,625,285
Total deposits	$ 344,602,322	$ 368,536,940

Interest expense on time deposits greater than $100,000 was approximately $827,161, $1,149,944 and $2,369,951 in 2010, 2009 and 2008, respectively.

At December 31, 2010 and 2009, the Bank had approximately $74,945,249 and $109,537,731, respectively, in time deposits from customers outside its market area. This includes $71,731,000 and $104,521,000 in brokered and wholesale deposits in 2010 and 2009, respectively.

At December 31, 2010 the scheduled maturities of time deposits are as follows:

2011	$ 184,945,709
2012	22,378,056
2013	12,488,080
2014	1,263,775
2015	114,389
	$ 221,190,009

NOTE 10- SHORT-TERM BORROWINGS

Short-term borrowings payable include securities sold under agreements to repurchase which generally mature on a one to thirty day basis, federal funds purchased, borrowings from the discount window of the Federal Reserve Bank, loans collateralized by the cash value of Company owned life insurance, and a holding company line of credit. Information concerning short-term borrowings is summarized as follows:

	December 31, 2010	December 31, 2009
Balance at end of the year	$ 3,963,399	$ 17,044,854
Average balance during year	10,411,241	15,371,264
Average interest rate during year	1.75%	1.92%
Maximum month-end balance during the year	14,565,424	31,591,902

The Company has collateralized the repurchase agreements with securities with an aggregate cost basis and market value of $5,615,212 and $5,539,587, respectively, at December 31, 2010.

NOTE 11 - ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from Federal Home Loan Bank are collateralized by FHLB stock and pledges of certain residential mortgage loans and are summarized as follows:

Maturity	Rate	December 31, 2010	
		2010	2009
September 2010	5.55%	$ -	$ 7,000,000
November 2010	3.24%	-	3,000,000
February 2011	Variable (0.29% at December 31, 2010)	4,500,000	4,500,000
March 2011	2.96%	7,500,000	7,500,000
November 2011	Variable (0.47% at December 31, 2010)	5,000,000	-
September 2013	4.75%	10,000,000	10,000,000
June 2014	3.92%	2,000,000	2,000,000
October 2016	4.25%	5,000,000	5,000,000
November 2016	4.08%	5,000,000	5,000,000
January 2017	4.35%	5,000,000	5,000,000
January 2017	4.40%	5,000,000	5,000,000
January 2017	4.46%	5,000,000	5,000,000
January 2017	4.60%	5,000,000	5,000,000
March 2018	2.33%	5,000,000	5,000,000
April 2018	3.03%	5,000,000	5,000,000
		$ 69,000,000	**$ 74,000,000**

Each of the fixed rate advances is subject to early termination options. The Federal Home Loan Bank reserves the right to terminate each agreement at an earlier date.

NOTE 12 - JUNIOR SUBORDINATED DEBENTURES

On August 5, 2005, Southcoast Capital Trust III (the "Capital Trust"), a non-consolidated subsidiary of the Company, issued and sold a total of 10,310 floating rate securities, with a $1,000 liquidation amount per security (the "Capital Securities"). Institutional buyers bought 10,000 of the Capital Securities denominated as preferred securities and the Company bought the other 310 Capital Securities which are denominated as common securities. The proceeds of those sales, $10.3 million, were used by the Capital Trust to buy $10.3 million of junior subordinated debentures from the Company which was reported on its consolidated balance sheets. The Capital Securities issued by the Capital Trust remain outstanding and mature or are mandatorily redeemable on September 30, 2035. The Company has the right to redeem these securities on or after September 30, 2010.

The Company's investment in the common securities of the Capital Trust totaled $310,000 at December 31, 2010 and December 31, 2009, and is included in "Available for Sale Securities" on its consolidated balance sheets. The preferred securities of the Capital Trust, totaling $10.0 million, qualify as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations.

The Capital Securities issued by the Capital Trust accrue and pay distributions quarterly at a rate per annum equal to the three-month LIBOR plus 150 basis points, which was 0.30 percent at December 31, 2010. The distribution rate payable on the Capital Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Capital Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of December 16, 2035. The Company's payment of interest on the Capital Securities is subject to the Company's compliance with Federal Reserve Board guidelines regarding the payment of dividends.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 13 – DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As part of its overall interest rate risk management activities, the Company utilized a derivative instrument to manage its exposure to interest rate risks which can cause significant fluctuations in earnings. This derivative instrument consisted of an interest rate swap agreement which the Company entered into during 2007. This agreement expired during 2010. Interest rate swap agreements are derivative financial instruments ("derivatives"). Interest rate swaps generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional amount and maturity date. The Company's goal is to manage interest-rate sensitivity by modifying the repricing or maturity characteristics of specific balance sheet assets and liabilities so that the net interest margin is not, on a material basis, adversely affected by movements in interest rates. The interest rate swap entered into by the Company converted certain variable rate long term debt to fixed rates. This rate swap agreement is considered a cash flow hedge. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivatives that are linked to the hedged assets and liabilities. The Company views this strategy as a prudent management of interest rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

By using derivative instruments, the Company is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the fair value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it has no repayment risk. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed by the Company's credit committee.

Market risk is the adverse effect that a change in interest rates, currency, or implied volatility rates has on the value of a financial instrument. The Company manages the market risk associated with its interest rate swap contract by establishing and monitoring limits as to the types and degree of risk that may be undertaken. The Company periodically measures this risk by using a value-at-risk methodology.

The Company's derivatives activities are monitored by its asset/liability committee as part of that committee's oversight of the Company's asset/liability and treasury functions. The Company's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the Company's overall interest-rate risk-management and trading strategies.

The interest rate swap agreement provided for the Company to make payments at a fixed rate of 6.32% in exchange for receiving payments at a variable rate determined by a specified index (three month LIBOR plus 150 basis points).

During 2010, 2009, and 2008, the Company recognized $337,015, $399,234, and $133,012 in additional interest expense on Junior subordinated debentures as a result of its interest rate swap.

At December 31, 2010 and 2009, the information pertaining to outstanding interest rate swap agreements used to hedge variable rate debt is as follows:

	2010	2009
Notional Amount	N/A(Expired during 2010)	$ 10,000,000
Weighted average variable (receive) rate	N/A(Expired during 2010)	1.75%
Weighted average fixed (pay) rate	N/A(Expired during 2010)	6.32%
Weighted average maturity in years	N/A(Expired during 2010)	0.75
Unrealized loss relating to interest rate swap	N/A(Expired during 2010)	$ 329,307

NOTE 14 - COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position.

NOTE 15 - UNUSED LINES OF CREDIT

At December 31, 2010, the Bank had unused lines of credit to purchase federal funds totaling $10,000,000 from unrelated banks. These lines of credit are available on a one to fifteen day basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option. The Company may also borrow from the Federal Home Loan Bank based on a predetermined formula. Borrowings on this line totaled $69,000,000 at December 31, 2010. Additional funds of $13,681,808 were available on the line. Advances are subject to approval by the Federal Home Loan Bank and may require the Company to pledge additional collateral. As discussed in Note 6, the Company has pledged $127,653,024 in loans as collateral for these borrowings. Also at December 31, 2010, the Company had an unused line of credit totaling $34,036,131 with the Federal Reserve Bank of Richmond to borrow funds from its discount window. The Company had pledged loans totaling $50,664,022 as collateral for these borrowings.

NOTE 16 - LEASES

During April 2003, the Company entered into a lease agreement for its branch location in Summerville. The lease began on May 1, 2003, and has an initial ten-year term. Additionally, the lease has renewal options for three additional ten-year terms. The lease requires monthly payments of $4,000 for the first five years of the initial lease term. Beginning after the first five years, the monthly rent will be increased by the amount of the previous calendar year's increase in the Consumer Price Index beginning on the first day of the lease renewal year, or $500, whichever is greater. This increase will occur every five years throughout the life of the lease.

During July 2006, the Company entered into a lease agreement for offices used by its former mortgage operation, Charlestowne Mortgage, in the West Ashley area of Charleston. This lease agreement was entered into between the Company and a partnership whose membership includes the former head of the mortgage operation, who was an employee of the Company. This relationship is also discussed in Note 18. The lease agreement was effective on July 1, 2006, and was on a month - to - month basis. Terms of the agreement allowed for termination at any time by landlord or tenant upon 60 days prior notice by the terminating party. The agreement was terminated in April 2008. Monthly payments under this lease agreement were $1,553 per month. During 2008 and 2007 the monthly rental expense of this property was reduced by $891 per month due to the landlord's subletting part of the space to an appraisal company on a month- to- month basis.

During May 2006, the Company entered into a lease agreement for a branch location in the West Ashley area of Charleston. The lease was effective on August 1, 2006, and has an initial five-year term. Additionally, the lease has renewal options for three additional five-year terms. The lease requires monthly payments of $2,060 per month for the first twelve months, with 3% annual increases in rent for each succeeding twelve month period. The renewal options also provide for annual 3% increases in monthly rent.

During December 2007, the Company entered into a sale-leaseback transaction for a branch location in the Johns Island area of Charleston. The Company terminated this lease during 2010 due to its decision to repurchase the property, as discussed in Note 7. The lease was effective on December 20, 2007, and had an initial five-year term. Additionally, the lease had renewal options for three additional five-year terms. The lease required monthly payments of $13,000 per month for the initial three five-year lease terms. The fourth five-year lease term required monthly payments of $14,000 per month. In accordance with the deferred gain recognition resulting from the Company's sale and leaseback of this property as outlined in Note 7, the Company recognized reductions in lease expense of $0, $75,012, and $75,012 for the years ended December 31, 2010, 2009, and 2008, respectively.

During December 2009, the Company entered into a lease agreement for eleven ATM machines to service its ten branch locations and an additional location at Patriots Point, a local historical site. The commencement date of the lease agreement was January 1, 2010. The lease requires monthly payments totaling $16,131 for the leased machines.

Total lease expense paid for the leases discussed above and included in the financial statements of income (loss) totaled $297,242, $155,607, and $157,479 for the years ended December 31, 2010, 2009, and 2008, respectively.

NOTE 16 – LEASES – *(continued)*

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one month, for each of the next five years in the aggregate are:

2011	$ 342,473
2012	328,565
2013	211,572
2014	193,572
2015	193,572
Total minimum future rental payments	$ 1,269,754

NOTE 17 - INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2010	2009	2008
Income taxes currently payable (refundable)			
Federal	$ (44,340)	$ (4,261,309)	$ 2,698,517
State	14,738	-	2,086
	(29,602)	(4,261,309)	2,700,603
Deferred tax benefit	(163,500)	(279,870)	(2,925,882)
Benefit	$ (193,102)	$ (4,541,179)	$ (225,279)

The income tax effect of cumulative temporary differences for deferred tax assets (liabilities) at December 31, is as follows:

	December 31,	
	2010	2009
Allowance for loan losses	$ 3,234,363	$ 3,402,031
Allowance for impairment of other real estate owned	315,516	361,366
Unrealized loss on investment securities and derivative instruments	1,373,595	1,347,591
Depreciation	(126,937)	(735,322)
Prepaid expenses	(131,290)	(293,339)
Deferred revenue	82,057	588,071
Deferred compensation	395,944	336,617
Other	253,654	181,951
Total deferred tax asset	5,396,902	5,188,966
Valuation allowance	(77,014)	(58,582)
Total net deferred tax asset	$ 5,319,888	$ 5,130,384

The net deferred tax asset is reported in other assets in the balance sheets at December 31, 2010 and 2009.

Valuation allowances for deferred tax assets totaled $77,014 and $58,582 at December 31, 2010 and 2009, respectively. These valuation allowances relate to available net operating loss carry forwards for holding company state income taxes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and prior to their expiration governed by the income tax code. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred income taxes are expected to be deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2010. The amount of the deferred income tax asset realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are

NOTE 17 – INCOME TAXES – *(continued)*

reduced. Tax returns for 2007 and subsequent years are subject to examination by taxing authorities. The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income (loss) before income taxes for the years ended December 31, as follows:

	2010		2009		2008	
	Amount	%	Amount	%	Amount	%
Tax benefit at statutory rate	$ (42,239)	34%	$ (4,577,961)	34%	$ (2,865)	34%
Increase (decrease) in taxes resulting from:						
State bank tax (net of federal benefit)	(8,704)	7	-	-	1,377	(16)
Officers' life insurance	(74,054)	118	152,038	(1)	(149,407)	1,773
Municipal interest	(116,626)	94	(174,944)	1	(187,998)	2,231
Other tax preference items	30,089	(83)	1,106	-	113,614	(1,349)
Valuation allowance	18,432	(15)	58,582	-	-	-
Tax benefit	$ (193,102)	155%	$ (4,541,179)	34%	$ (225,279)	2,673%

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions.

During 2010 and 2008, the Company had pretax operating losses of $124,233 and $8,427, respectively. Many of the Company's individual tax preference items reflected above have absolute values much greater than those of the losses themselves, which contributes to the unusually large percentages reflected in the table above.

NOTE 18 - RELATED PARTY TRANSACTIONS

Directors, executive officers and their affiliates are customers of and have banking transactions with the Bank in the ordinary course of business. These transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions, and do not involve more than the normal risk of collectibility or present other unfavorable terms.

A summary of loan transactions with directors and executive officers, including their affiliates, is as follows:

	December 31,	
	2010	2009
Balance, beginning of year	$ 368,350	$ 456,210
New loans	1,908,990	31,000
Repayments	130,482	118,860
Balance, end of year	$ 2,146,858	$ 368,350

Deposits by directors and executive officers, including their affiliates, at December 31, 2010 and 2009 approximated $528,512 and $513,005, respectively.

During July 2006, the Company entered into a lease agreement for offices used by its former mortgage operation, Charlestowne Mortgage. This lease was on a month-to-month basis and was terminated in April 2008. The former head of the mortgage operation, who was also an employee of the Company, is also a partner in the partnership that owns the real property. This lease agreement is also discussed in Note 16.

NOTE 19 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments include commitments to extend credit and standby letters of credit. They involve elements of credit and interest rate risk in excess of the amounts shown on the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments is as follows:

	December 31,	
	2010	2009
Commitments to extend credit	$ 19,412,415	$ 21,996,436
Standby letters of credit	614,589	767,073

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since many letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements and the fair value of any liability associated with letters of credit is insignificant.

The Bank enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, if material, along with any related fees received from potential borrowers, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans.

Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. Due to the small amount and frequent turnover of loans held-for-sale, the derivative value is considered immaterial.

NOTE 20 - EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) Plan for the benefit of all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches 100 percent of employee contributions up to the first three percent of compensation, plus 50 percent of employee contributions on the next two percent of compensation, subject to certain adjustments and limitations. The Company may also make an elective three percent contribution to the Plan accounts of all eligible employees. Contributions made to the Plan in 2010, 2009, and 2008 amounted to $122,497, $116,416, and $145,758, respectively.

The Company entered into a Supplemental Executive Retirement Plan (SERP) during 2008 with its Chief Executive Officer. The Company accrued deferred compensation expense of $159,054, $144,449, and $758,010 in 2010, 2009, and 2008, respectively, in relation to this plan.

NOTE 21 - STOCK OPTION PLAN

During 1999, the Board of Directors approved a stock option plan for the benefit of the directors, officers, and employees. The plan terminated according to its terms in 2009, and no further options may be issued there under. Options were granted under the plan at an option price per share not less than the fair market value on the date of grant. All options vested immediately and expired five years from the grant date. All remaining outstanding options expired during 2009.

Below is a summary of the plan status and changes during the previous years (all shares have been adjusted for stock dividends):

	2009		2008	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	10,980	$ 13.90	10,980	$ 13.90
Granted	-		-	
Exercised	-		-	
Forfeited or expired	(10,980)	13.90	-	
Outstanding at end of year	-	13.90	10,980	13.90
Options exercisable at year end	-	13.90	10,980	13.90
Shares available for grant	-		25,179	

NOTE 22 - EMPLOYEE STOCK PURCHASE PLAN

During 2000, the Board of Directors approved a five year non-compensatory Employee Stock Purchase Plan for the benefit of officers and employees. The plan was replaced in 2005 with an identical plan which expired in 2010. The plan was replaced again in 2010 with an identical plan which expires in 2015. Beginning July 1, 2000, officers and employees were allowed to have the Company make payroll withholdings for the purpose of buying Company stock. The purchase price is 85 percent of the closing quoted market price of the first or last business day of the quarter, whichever is less. Shares for the quarter are purchased during the first month of the following quarter. During 2010 and 2009, the Company issued 41,803 and 28,560 shares of common stock, respectively, under this plan.

NOTE 23 – UNREGISTERED SALES OF EQUITY SECURITIES

To raise additional capital during the year ended December 31, 2010, the Company sold shares of its common stock that were not registered under the Securities Act of 1933 to its officers and employees. Issuance of these shares was not registered under the 1933 Act in reliance upon the exemption provided by Section 4(2) of the Act because no public offering was involved. The Company issued 196,996 shares of common stock pursuant to this offering, raising $531,846 off additional capital, net of offering costs.

NOTE 24 - NET INCOME (LOSS) PER COMMON SHARE

Earnings (loss) per share - basic is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Earnings (loss) per share - diluted is computed by dividing net income (loss) by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

	For the years ended December 31,		
	2010	2009	2008
Basic earnings (loss) per share:			
Net income (loss) available to common shareholders	$ 68,869	$ (8,923,412)	$ 216,852
Average common shares outstanding - basic	4,624,643	4,532,149	4,631,135
Basic earnings (loss) per share	$ 0.01	$ (1.97)	$ 0.05
Diluted earnings (loss) per share:			
Net income (loss) available to common shareholders	$ 68,869	$ (8,923,412)	$ 216,852
Average common shares outstanding - basic	4,624,643	4,532,149	4,631,135
Incremental shares from assumed conversion of stock options	-	-	-
Average common shares outstanding - diluted	4,624,643	4,532,149	4,631,135
Diluted earnings (loss) per share	$ 0.01	$ (1.97)	$ 0.05

NOTE 25 - DIVIDENDS

There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors. The Bank's ability to pay dividends to the Company is restricted by the laws and regulations of the State of South Carolina. Generally, these restrictions require the Bank to obtain the prior written consent of the South Carolina Commissioner of Banking to pay dividends.

NOTE 26 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure of the Bank to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2010, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2010, the most recent notification of the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table summarizes the capital ratios and the regulatory minimum requirements for the Company and the Bank.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2010						
The Company						
Total capital (to risk-weighted assets)	$ 60,089	16.81%	$ 28,594	8.00% (1)	N/A	N/A
Tier 1 capital (to risk-weighted assets)	55,467	15.52	14,297	4.00 (1)	N/A	N/A
Tier 1 capital (to average assets)	55,467	11.70	18,964	4.00 (1)	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 53,319	15.12%	$ 28,203	8.00%	$ 35,253	10.00%
Tier 1 capital (to risk-weighted assets)	48,757	13.83	14,101	4.00	21,152	6.00
Tier 1 capital (to average assets)	48,757	10.40	18,760	4.00	23,449	5.00
December 31, 2009						
The Company						
Total capital (to risk-weighted assets)	$ 62,365	17.03%	$ 29,294	8.00% (1)	N/A	N/A
Tier 1 capital (to risk-weighted assets)	57,720	15.76	14,647	4.00 (1)	N/A	N/A
Tier 1 capital (to average assets)	57,720	11.34	20,369	4.00 (1)	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 52,813	15.11%	$ 27,963	8.00%	$ 34,954	10.00%
Tier 1 capital (to risk-weighted assets)	48,374	13.84	13,982	4.00	20,973	6.00
Tier 1 capital (to average assets)	48,374	9.78	19,776	4.00	24,720	5.00

(1) Minimum requirements for bank holding companies. Bank holding companies with higher levels of risks, or that are experiencing or anticipating significant growth, are also expected to maintain capital well above the minimums.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 27 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting principles generally accepted in the United States (GAAP) also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standards describe three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries, and money market funds.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage backed securities, municipal bonds, corporate debt securities, loans held for sale, other real estate owned, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets measured at fair value on a recurring basis are as follows as of December 31, 2010 and December 31, 2009 *(amounts in thousands)*:

		December 31, 2010	
	Quoted market price in active markets (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**
Available-for-sale investment securities	$ -	$ 71,111	$ 1,195
Total assets at fair value	$ -	$ 71,111	$ 1,195

		December 31, 2009	
	Quoted market price in active markets (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**
Available-for-sale investment securities	$ -	$ 59,531	$ 1,245
Interest rate swap derivative instrument	-	(329)	-
Total assets at fair value	$ -	$ 59,202	$ 1,245

NOTE 27 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS – *(continued)*

Assets measured at fair value on a nonrecurring basis are as follows as of December 31, 2010 and 2009 *(amounts in thousands)*:

	December 31, 2010		
	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Impaired Loans	$ -	$ 20,558	$ -
Other Real Estate Owned	-	8,923	-
Total assets at fair value	$ -	$ 29,481	$ -

	December 31, 2009		
	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Impaired Loans	$ -	$ 23,478	$ -
Other Real Estate Owned	-	9,789	-
Total assets at fair value	$ -	$ 33,267	$ -

The following table reconciles the changes in recurring Level 3 financial instruments for the twelve months ended December 31, 2010 and 2009 (*amounts in thousands)*:

	December 31,	
	2010	2009
Beginning of Year Balance	$ 1,245	$ 2,901
Discount Accretion	9	6
Principal Paydowns	-	(7)
Unrealized Loss	(59)	(1,655)
Ending Balance	$ 1,195	$ 1,245

The following is a description of the valuation methodologies used for assets and liabilities recorded at fair value.

Available for Sale Investment Securities

Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include pooled trust preferred securities in less liquid markets.

NOTE 27 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS – *(continued)*

Loans Held for Sale

Mortgage loans held for sale are carried at the lower of cost or market value. The fair value of mortgage loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics.

Loans

For certain categories of loans, such as variable rate loans which reprice frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Impaired loans are carried at the lesser of their principal balance or their fair value. The Company considers individual problem loans with principal balances of $250,000 or greater for impairment. The fair value of impaired loans is estimated using one of several methods, including the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. At December 31, 2010, substantially all impaired loans were evaluated based on the fair value of the collateral. Those impaired loans not requiring an allowance for loan losses allocation represent loans with collateral fair values exceeding their recorded investments. Impaired loans for which an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2.

Other Real Estate Owned

Other real estate owned (OREO) is adjusted to fair value less costs to sell upon transfer of a loan to OREO. Subsequently, OREO is carried at the lower of carrying value or fair value less costs to sell and is valued on a nonrecurring basis. Fair value is generally based upon current appraisals, comparable sales, and other estimates of value obtained principally from independent sources, adjusted for estimated selling costs, which the Company considers to be level 2 inputs.

Deposits

The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Derivative Financial Instruments

In prior years, the Company used interest rate swaps and interest rate floors to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts and the discounted variable cash payments. The variable cash payments are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The Company has determined that these inputs used to value its derivatives fall within Level 2 of the fair value hierarchy.

NOTE 27 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS – *(continued)*

The estimated fair values of the Company's financial instruments were as follows *(amounts in thousands):*

	December 31,			
	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 20,062	$ 20,062	$ 40,790	$ 40,790
Federal funds sold	-	-	109	109
Investment securities	76,412	76,412	65,042	65,042
Loans held for sale	417	417	320	320
Loans, gross	336,449	335,818	356,912	358,618
Other real estate owned, net	8,923	8,923	9,789	9,789
Financial liabilities:				
Deposits	344,602	335,993	368,537	360,805
Short term borrowings	3,963	3,963	17,045	17,045
Advances from Federal Home Loan Bank	69,000	63,682	74,000	69,363
Junior subordinated debentures	10,310	10,310	10,310	10,310
Financial instruments with off-Balance sheet risk:				
Commitments to extend credit	$ 19,412	$ -	$ 21,996	$ -
Standby letters of credit	615	-	767	-
Derivative instruments	-	-	10,000	(329)

NOTE 28 - PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Southcoast Financial Corporation (*parent company only*):

CONDENSED BALANCE SHEETS

	December 31,	
	2010	2009
ASSETS		
Cash	$ 2,338,040	$ 1,250,133
Investments available for sale	460,000	460,000
Investment in subsidiaries	48,613,762	46,734,637
Loans, net	-	2,615,215
Property and equipment, net	4,707,714	5,468,137
Company owned life insurance	-	8,129,967
Other assets	1,178,747	1,472,484
Total assets	$ 57,298,263	$ 66,130,573
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 1,210,247	$ 1,419,721
Borrowings on cash value of Company owned life insurance	-	7,640,636
Unrealized loss on interest rate swap	-	329,307
Deferred revenue	-	1,350,117
Junior subordinated debentures	10,310,000	10,310,000
Shareholders' equity	45,778,016	45,080,792
Total liabilities and shareholders' equity	$ 57,298,263	$ 66,130,573

CONDENSED STATEMENTS OF INCOME (LOSS)

	For the years ended December 31,		
	2010	2009	2008
Income			
Other	$ 447,477	$ 1,974,347	$ 10,465,909
	447,477	1,974,347	10,465,909
Expenses	(1,261,077)	(2,440,053)	(2,567,980)
Income (loss) before income taxes	(813,600)	(465,706)	7,897,929
Income tax (expense) benefit	268,224	303,091	(399,700)
Profit (loss) before equity in undistributed net income (loss) of subsidiaries	(545,376)	(162,615)	7,498,229
Equity in undistributed net income (loss) of subsidiaries	614,245	(8,760,797)	(7,281,377)
Net income (loss)	$ 68,869	$ (8,923,412)	$ 216,852

NOTE 28 - PARENT COMPANY FINANCIAL INFORMATION – *(continued)*

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2010	2009	2008
Operating Activities			
Net income (loss)	$ 68,869	$ (8,923,412)	$ 216,852
Adjustments to reconcile net income (loss) to net cash used by operating activities			
Equity in undistributed net (income) losses of subsidiaries	(614,245)	8,760,797	7,281,377
Dividend income from bank subsidiary	-	(1,350,000)	(7,091,486)
Provision for loan losses	-	703,834	75,000
Reduction in deferred gain on sale of property and equipment	(1,350,117)	-	-
Gain on sale of property and equipment	(123,318)	-	(2,343,309)
Depreciation	41,368	37,125	31,645
Increase in value of Company owned life insurance	(17,818)	(312,305)	(314,194)
(Increase) decrease in other assets	175,186	(1,095,183)	547,458
Increase (decrease) in other liabilities	(209,475)	583,244	651,014
Net cash used by operating activities	(2,029,550)	(1,595,900)	(945,643)
Investing activities			
Capital contributions to subsidiaries	-	(6,000,000)	(749,907)
Dividends received from bank subsidiary	-	1,350,000	7,091,486
(Increase) decrease in loans, net	1,915,215	(2,246,673)	(1,147,377)
Purchase of property and equipment	(802,809)	-	(1,736,473)
Purchase of Company owned life insurance	-	-	-
Proceeds from sales of Company owned life insurance	8,147,785	-	-
Proceeds from sales of property and equipment	823,318	-	5,288,838
Net cash provided (used) by investing activities	10,083,509	(6,896,673)	8,746,567
Financing activities			
Increase (decrease) in other borrowings	(7,640,636)	7,640,636	-
Net proceeds from issuance of stock	674,584	141,305	141,986
Repurchase of common stock	-	-	(6,857,392)
Net cash provided (used) by financing activities	(6,966,052)	7,781,941	(6,715,406)
Net change in cash	1,087,907	(710,632)	1,085,518
Cash, beginning of year	1,250,133	1,960,765	875,247
Cash, end of year	$ 2,338,040	$ 1,250,133	$ 1,960,765

NOTE 29 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has performed an evaluation to determine whether or not there have been any subsequent events since the balance sheet date, and no events occurred requiring accrual or disclosure through the date of issuance of the financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Corporate Data

Common Stock and Dividends

The common stock of the Company is listed on the Nasdaq Global Market under the symbol "SOCB." The reported high and low sales prices for each quarter of 2010 and 2009 are shown in the following table.

2010	Low	High
Fourth Quarter	$ 2.51	$ 4.18
Third Quarter	$ 1.89	$ 4.28
Second Quarter	$ 2.33	$ 4.20
First Quarter	$ 2.85	$ 3.95
2009		
Fourth Quarter	$ 3.15	$ 5.00
Third Quarter	$ 4.20	$ 5.86
Second Quarter	$ 5.09	$ 6.84
First Quarter	$ 3.01	$ 5.99

As of March 4, 2011, there were approximately 1,494 holders of record of the Company's common stock, excluding individual participants in security position listings.

The Company has never paid any cash dividends, and to support its continued capital growth, does not expect to pay cash dividends in the near future. The dividend policy of the Company is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial conditions, cash needs and general business conditions, as well as applicable regulatory considerations. At present, the Company's principal source of funds with which it could pay dividends is dividend payments from the Bank. South Carolina banking regulations require the prior written consent of the South Carolina Commissioner of Banking for the payment of cash dividends.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Corporate Data

Directors and Executive Officers

Listed below are the directors and officers of the Company and their principal occupations.

Tommy B. Baker	President, Baker Motors of Charleston, Inc.; Director, Southcoast Financial Corporation
William A. Coates	Attorney with Roe, Cassidy, Coates & Price, P.A. (attorneys); Vice-Chairman, Southcoast Financial Corporation
Stephen F. Hutchinson	President, The Hutchinson Company, Inc. (real estate); Director, Southcoast Financial Corporation
L. Wayne Pearson	Chairman and Chief Executive Officer, Southcoast Financial Corporation, and President and Chief Executive Officer, Southcoast Community Bank
Robert M. Scott	Retired; former Executive Vice President and Chief Financial Officer, Southcoast Financial Corporation and Southcoast Community Bank; Director, Southcoast Financial Corporation
James P. Smith	President, Atlantic Coast Advisory Group (insurance sales); Director, Southcoast Financial Corporation
Robert A. Daniel, Jr.	Executive Vice President and Chief Lending Officer, Southcoast Financial Corporation and Southcoast Community Bank
William B. Seabrook	Executive Vice President and Chief Operating Officer, Southcoast Financial Corporation and Southcoast Community Bank
William C. Bochette	Executive Vice President and Chief Risk Officer, Southcoast Financial Corporation and Southcoast Community Bank
William C. Heslop	Senior Vice President and Chief Financial Officer, Southcoast Financial Corporation and Southcoast Community Bank

Office Locations of Southcoast Community Bank

Branch	Office Location	Phone Number
Main Office	530 Johnnie Dodds Boulevard, Mt. Pleasant, SC 29465	843-884-0504
West Ashley	802 Savannah Hwy, Charleston, SC 29407	843-571-6097
Moncks Corner	337 East Main Street, Moncks Corner, SC 29461	843-899-7755
Coleman	602 Coleman Boulevard, Mt. Pleasant, SC 29464	843-216-3100
Johns Island	2753 Maybank Hwy, Johns Island, SC 29455	843-559-5029
Summerville	302 N. Main Street, Summerville, SC 29483	843-873-5330
Goose Creek	597 Old Mount Holly Road, Goose Creek, SC 29445	843-553-0021
Dorchester Road	8420 Dorchester Road, North Charleston, SC 29420	843-207-0300
Sam Rittenberg	1654 Sam Rittenberg Boulevard, Charleston, SC 29407	843-556-3106
Park West	3305 South Morgan's Point Road, Mt. Pleasant, SC 29466	843-884-3832